Exhibit 99.1

REPORT ON

MINERAL RESOURCE AND MINERAL RESERVE
UPDATE FOR THE CANAVIEIRAS, SERRA DO
CÓRREGO, MORRO DO VENTO AND JOAO
BELO DEPOSITS, JACOBINA MINE, BAHIA
STATE, BRAZIL

Submitted to:
Yamana Gold Inc.

Prepared by

Dr Marcelo Godoy, P.Eng.
Juan Pablo Gonzalez, P.Eng.

March, 2008

LIMITATIONS

This Document has been provided by Golder Associates S.A. (“Golder”) subject to the following limitations:

(i)

This Document has been prepared for the particular purpose outlined in Golder’s proposal and no responsibility is accepted for the use of this Document, in whole or in part, in other contexts or for any other purpose.

(ii)

The scope and the period of Golder’s Services are as described in Golder’s proposal, and are subject to restrictions and limitations. Golder did not perform a complete assessment of all possible conditions or circumstances that may exist at the site referenced in the Document. If a service is not expressly indicated, do not assume it has been provided. If a matter is not addressed, do not assume that any determination has been made by Golder in regards to it.

(iii)

Conditions may exist which were undetectable given the limited nature of the enquiry Golder was retained to undertake with respect to the site. Variations in conditions may occur between investigatory locations, and there may be special conditions pertaining to the site which have not been revealed by the investigation and which have not therefore been taken into account in the Document. Accordingly, additional studies and actions may be required.

(iv)

In addition, it is recognised that the passage of time affects the information and assessment provided in this Document. Golder’s opinions are based upon information that existed at the time of the production of the Document. It is understood that the Services provided allowed Golder to form no more than an opinion of the actual conditions of the site at the time the site was visited and cannot be used to assess the effect of any subsequent changes in the quality of the site, or its surroundings, or any laws or regulations.

(v)

Any assessments made in this Document are based on the conditions indicated from published sources and the investigation described. No warranty is included; either expressed or implied that the actual conditions will conform exactly to the assessments contained in this Document.

(vi)

Where data supplied by the client or other external sources, including previous site investigation data, have been used, it has been assumed that the information is correct unless otherwise stated. No responsibility is accepted by Golder for incomplete or inaccurate data supplied by others.

(vii)

This Document is provided for sole use by the Client and is confidential to it and its professional advisers. No responsibility whatsoever for the contents of this Document will be accepted to any person other than the Client. Any use which a third party makes of this Document, or any reliance on or decisions to be made based on it, is the responsibility of such third parties. Golder accepts no responsibility for damages, if any, suffered by any third party as a result of decisions made or actions based on this Document.

TABLE OF CONTENTS

LIMITATIONS				II
1.	INTRODUCTION AND TERMS OF REFERENCE			1
	1.1	Introduction		1
	1.2	Terms of Reference		2
	1.3	Source of Information		2
	14	Mineral Resources and Mineral Reserves Estimates		2
2.	PROPERTY DESCRIPTION AND LOCATION			6
3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY				8
4.	HISTORY			9
	4.1	PRE-1970		9
	4.2	ANGLO AMERICAN-WILLIAM RESOURCES (1970-1998)		9
	4.3	DESERT SUN MINING (2002 - APRIL 2006)		10
		4.3.1	Exploration 2002-2005	11
		4.3.2	Resource and Reserve Estimation (2003-2005)	11
		4.3.3	Mining (2004-2005)	12
	4.4	YAMANA GOLD CORP. (APRIL 2006 - PRESENT)		13
		4.4.1	Exploration 2006 to 2007	13
		4.4.2	Gold Production	13
5.	GEOLOGICAL SETTING			15
	5.1	REGIONAL GEOLOGY		15
	5.2	PROPERTY GEOLOGY		16
		5.2.1	Archean Basement Rocks	22
		5.2.2	Campo Formoso Mafic-Ultramafic Complex	24
		5.2.3	Jacobina Group	24
		5.2.4	Ultramafic Sills and Dikes	27
		5.2.5	Late- to Post-tectonic Granites	28
		5.2.6	Mafic Dikes	28
		5.2.7	Chapada Diamantina and Una Groups	29
		5.2.8	Structural Geology	29
6.	DEPOSIT TYPES			31
7.	MINERALIZATION			36
	7.1	GOLD MINERALIZATION		36
		7.1.1	Jacobina Group Domain	39
		7.1.2	Mundo Novo Greenstone Belt Domain	45
8.	EXPLORATION			47
	8.1	2006 Exploration Program		47
	8.2	2007 Exploration Program		50
9.	DRILLING			51

	9.1	Introduction		51
	9.2	2006 Drilling Summary		52
	9.3	2007 Drilling Summary		52
10.	SAMPLING METHOD AND APPROACH			53
	10.1	JMC Exploration		53
	10.2	DSM/YAMANA exploration and production		53
11.	SAMPLE PREPARATION, ANALYSES AND SECURITY			55
	11.1	Sample Preparation Facilities		55
		11.1.1	Pre-DSM	55
		11.1.2	DSM/Yamana (2002 to Present)	56
	11.2	Laboratory External Reference Standards		60
		11.2.1	JMC (1983 – 1998)	60
		11.2.2	DSM/Yamana (2002 to Present)	60
	11.3	Security		61
12.	DATA VERIFICATION			62
	12.1	QA/QC Procedures		62
	12.2	Database Checks		62
		12.2.1	DSM/Yamana (2002- Present)	62
		12.2.2	Golder (2007-2008)	63
	12.3	Production Reconciliation		64
13.	ADJACENT PROPERTIES			65
14.	MINERAL PROCESSING AND METALLURGICAL TESTING			66
	14.1	JACOBINA PROCESSING PLANT		66
	14.2	MORRO DO VENTO TESTWORK		67
15.	MINERAL RESOURCE ESTIMATE			69
	15.1	Exploratory Data Analysis		69
		15.1.1	Assays	69
		15.1.2	Canavieiras	69
		15.1.3	Joao Belo	71
		15.1.4	Morro do Vento Extension	72
		15.1.5	Morro do Vento Intermediate	74
		15.1.6	Serra do Corrego	75
		15.1.7	Capping	76
		15.1.8	Compositing	77
	15.2	Bulk Density		81
	15.3	Geological Interpretation		82
	15.4	Spatial Analysis		83
	15.5	Resource Block Models		87
	15.6	Interpolation Plan		88
	15.7	Block Model Validation		90
	15.8	Resource Classification		96
	15.9	Mineral Resource Tabulation		97

16.	MINERAL RESERVE ESTIMATE			98
	16.1	Location and Topography		98
	16.2	Mineral Reserve Estimation Methodology		101
		16.2.1	Economical and Metallurgical Parameters	101
		16.2.2	Geotechnical Information	102
		16.2.3	Mining Recovery Factors	103
		16.2.4	Dilution	103
		16.2.5	Mine Design Parameters	103
	16.3	Joao Belo		104
	16.4	Morro do Vento Intermediate		105
	16.5	Morro do Vento Extension		106
	16.6	Canavieras		107
	16.7	Serra do Córrego		108
	16.8	Mineral Reserves Tabulation		110
17.	REFERENCES			111
18.	QUALIFIED PERSON CERTIFICATES			117

LIST OF TABLES

Table 1-1	Measured, Indicated and Inferred Mineral Resources in the Jacobina Mine area as at December 31, 2007(1)(2)(3)	4
Table 1-2	Proven and Probable Mineral Reserves in the Jacobina Mine area as at December 31, 2007 (1)(2)	5
Table 4-1	Jacobina Annual Production from 1983 to 2007	14
Table 6-1	A Comparison Between Jacobina, Tarkwa and the Witwatersrand Gold Deposits (DSM, 2005)	33
Table 7-1	Characteristics of Principal Mineralized Reefs, Jacobina Mine (DSM, 2005,updated from Micon, 2007)	42
Table 8-1	Summary Statistics for the 2006 Drilling Campaign (After Micon, 2007)	47
Table 8-2	Summary of the Exploration drilling completed by JMC in 2007	50
Table 9-1	Assay Database Available for Resource Estimation	52
Table 15-1	Summary statistics for Canavieras mine	69
Table 15-2	Summary statistic from João Belo mine	71
Table 15-3	Summary statistics from Morro do Vento Extension	72
Table 15-4	Mean Au grade vs Standard Deviation by reef –Morro do Vento Extension	73
Table 15-5	Summary statistics from Morro do Vento Intermediate mine	74
Table 15-6	Summary statistics from Serra do Corrego mine	75
Table 15-7	Capping values	77
Table 15-8	High Yield restriction Au values	81
Table 15-9	Parameters for Correlogram calculation	83
Table 15-10	Correlogram models for Canavieiras	84
Table 15-11	Correlogram models for Joao Belo	84
Table 15-12	Correlogram models for Morro do Vento Extension	84
Table 15-13	Correlogram models for Morro do Vento Intermediate	85
Table 15-14	Correlogram models for Serra do Corrego	85
Table 15-15	Block Model Dimensions – Canavieiras	87
Table 15-16	Block Model Dimensions – Joao Belo	87
Table 15-17	Block Model Dimensions – Morro do Vento Extension	87
Table 15-18	Block Model Dimensions – Serra do Córrego	88
Table 15-19	Block Model Dimensions – Morro do Vento Intermediate	88
Table 15-20	Kriging Plan – Search Ranges	89
Table 15-21	Kriging Plan – Sample restrictions	89
Table 15-22	Canavieiras block model – Statistical comparison by reef	91
Table 15-23	Joao Belo block model – Statistical comparison by reef	92
Table 15-24	Morro do Vento Extension block model – Statistical comparison by reef	93
Table 15-25	Morro do Vento Intermediate – Statistical comparison by reef	94
Table 15-26	Serra do Corrego block model – Statistical comparison by reef	95
Table 15-27	Measured, Indicated and Inferred Mineral Resources in the Jacobina Mine area as at December 31, 2007(1)(2)(3)	97

Table 16-1	Cut-off Grade Estimation	102
Table 16-2	Current Geotechnical Parameters (m)	102
Table 16-3	Mineral Reserves, Joao Belo	104
Table 16-4	Mineral Reserves, Morro Vento Intermediate	105
Table 16-5	Mineral Reserves, Morro do Vento Extension	106
Table 16-6	Mineral Reserves, Canavieiras Zone	107
Table 16-7	Mineral Reserves, Serra do Córrego Zone	108
Table 16-8	Proven and Probable Mineral Reserves in the Jacobina Mine area as at December 31, 2007 (1)(2)	110

LIST OF FIGURES

Figure 2-1:	Location of the Jacobina Gold Mines and the Bahia Gold Belt (from DSM,2005)	7
Figure 5-1	Geotectonic Setting of the Eastern Part of the São Francisco Craton, State of Bahia Showing Location of the Jacobina Group and the Mundo Novo Greenstone Belt (Source: Geology and Mineral Resources of the Bahia State - CPRM / 2003)	17
Figure 5-2	Geology of the Serra de Jacobina and the Bahia Gold Belt (DSM 2005)	18
Figure 5-3	Geology of the Central Bahia Gold Belt (DSM 2005)	19
Figure 5-4	Geology of the Jacobina Gold Mine Area	20
Figure 5-5	Stratigraphic Column of the Serra do Córrego Formation, Jacobina Group(DSM, 2005, Modified after Molinari, 1983)	21
Figure 5-6	Geology of the Jacobina Gold Mine Area (DSM, 2005)	22
Figure 7-1	Map of the Bahia Gold Belt Showing Location of Gold Mines and Occurrences (DSM, 2005)	38
Figure 7-2	Geological Cross Section through the Morro do Vento zone (DSM, 2005)	40
Figure 7-3	Geological Cross Section through the João Belo Zone (DSM, 2005)	41
Figure 7-4	Mineralized Zones in the Jacobina area (NCL, 2007)	46
Figure 8-1	Canavieiras area exploration (NCL, 2007)	49
Figure 8-2	Serra do Córrego area exploration (NCL, 2007)	49
Figure 15-1	Mean Au grade vs Standard Deviation by reef – Canavieiras	70
Figure 15-2	Cummulative probability plots by reef - Canavieiras	70
Figure 15-3	Mean Au grade vs Standard Deviation by reef – Joao Belo	71
Figure 15-4	Cummulative probability plots by reef – Joao Belo	72
Figure 15-5	Cummulative probability plots by reef – Morro do Vento Extension	73
Figure 15-6	Mean Au grade vs Standard Deviation by reef – Morro do Vento Intermediate	74
Figure 15-7	Cummulative probability plots by reef – Morro do Vento Intermediate	75
Figure 15-8	Mean Au grade vs Standard Deviation by reef – Serra do Corrego	76
Figure 15-9	Cummulative probability plots by reef – Serra do Corrego	76
Figure 15-10	Scatter plots – Au grades vs sample length	78
Figure 15-11	Sample length histograms by mine	79
Figure 15-12	Composites cummulative probability plots for high yield restriction	80
Figure 15-13	Correlogram models and experimental values	86
Figure 15-14	Canavieiras block model – Mean grade comparison by reef	92
Figure 15-15	Joao Belo block model – Mean grade comparison by reef	93
Figure 15-16	Morro do Vento Extension block model – Mean grade comparison by reef	94
Figure 15-17	Morro do Vento Intermediate block model – Mean grade comparison by reef	95
Figure 15-18	Serra do Corrego block model – Mean grade comparison by reef	96
Figure 16-1	Jacobina Mine, General View	98
Figure 16-2	MCZ Topography	99

Figure 16-3	SCO Topography	99
Figure 16-4	JBA Topography	100
Figure 16-5	MVT Topography	100
Figure 16-6	JBA Topography	101
Figure 16-7	Joao Belo: Stopes and Infrastructure	105
Figure 16-8	Morro do Vento Intermediate: Stopes and Infrastructure	106
Figure 16-9	Morro do Vento Extension: Stopes And Infrastructure	107
Figure 16-10	Canavieiras: Stopes And Infrastructure	108
Figure 16-11	Serra do Córrego: Stopes And Infrastructure	109

March, 2008	079 215 4030

1.   INTRODUCTION AND TERMS OF REFERENCE

1.1 Introduction

Yamana Gold Inc. (Yamana) is a gold producer and exploration company incorporated in Canada and operating in Brazil, Chile and the United States. The company acquired the Jacobina operation when it completed the acquisition of Desert Sun Mining (DSM) in April 2006. Yamana owns 100% interest in Jacobina Mineração e Comércio S.A. (JMC).

The project comprises an operating process plant treating ore from a number of underground mines. When Yamana acquired the project, the plant was operating near its design capacity of 4,300 tonnes per day. In 2007 the plant capacity was increased to 6,500 tonnes per day and total gold production reached 66,877 ounces of gold.

Jacobina is undergoing a two-phased expansion expected to be completed in 2009. Gold production at Jacobina is estimated to be in the range of 135,000 to 145,000 ounces of gold in 2008 and in the range of 180,000 to 190,000 ounces in 2009.

The Jacobina mining complex is located in the state of Bahia, in northeastern Brazil, approximately 340 km northwest of the city of Salvador. Salvador is the state capital of Bahia and has a population of approximately 2.8 million inhabitants. The property is comprised of 5,996 hectares of mining concessions and 122,615 hectares of granted exploration concessions. The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

Jacobina is a Precambrian quartz pebble conglomerate-type deposit, rich in gold and located in the Jacobina Group Domain of the Bahia Gold Belt. The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 m above sea-level.

As of December 31, 2007, a total of 258,355 m of drilling was completed at the Jacobina property comprising 2,024 surface and underground diamond drill holes. During the 2007 exploration program a total of 37,854 meters were drilled in 267 surface and underground drill holes. Drilling took place at Canavieiras, João Belo, Morro do Vento Intermediate, Morro do Vento Extension and Serra de Córrego.

1.2 Terms of Reference

At the request of Ricardo Ré, Mineral Resource Manager of Yamana Gold Inc. (Yamana), Golder Associates S.A. (Golder) has been engaged to prepare an independent estimate of the mineral resources and mineral reserves of five main deposits contained in the Jacobina Mine Complex, Bahia State, Brazil, namely: João Belo, Canavieiras and Morro do Vento Intermediate, Morro do Vento Extention and Serra do Córrego deposits.

This resource estimate was prepared in accordance with international standards and is suitable for disclosure to the public. The items addressed in this report are purely technical ones, directly related to the resource estimates. Golder has not investigated any social, legal, title, environmental or other matters that might affect Yamana’s ability to explore or exploit this deposit.

1.3 Source of Information

Golder has relied upon the independent reports in general information and some aspects of the geological setting. Golder considers this information to be of reliable quality. Three previous reports on the property have been used. These are:

(1)          An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2005 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil, prepared by Desert Sun Mining, December 2005;

(2)          An Updated Mineral Resource Estimate and Results of 2006 Exploration Program for the João Belo Mine, Jacobina Mine Project, Bahia State, Brazil, prepared by Micon (hereafter referred as the Micon Report), February 2007; and

(3)          Mineral Resource and Mineral Reserve Estimate Update for Canavieiras, Serra do Córrego, Morro do Vento and Joao Belo, Jacobina Mine, as at December 31st, 2006 , prepared by NCL, February 2007. Information contained within this report forms the basis for much of the background information contained in the current report.

1.4 Mineral Resources and Mineral Reserves Estimates

The Qualified Persons who prepared the mineral resource and mineral reserve estimates for the Jacobina Mine were Marcelo Godoy, PhD, P.Eng. (Golder, Chile), who visited the mine site from the 22 January to 24 January 2008, and Juan Pablo Gonzalez, MBA P.Eng. (Golder, Chile), who visited the mine site from 8 July 2007 to 14 July 2007, from

23 September 2007 to 2 October 2007 and from 18 December 2007 to 20 December 2007.

Kevin Palmer P.Geo. (Golder, Canada) and Karina Gonzalez M.Sc, P.Eng. (Golder, Chile) visited the mine site from the 12 November to 16 November 2007 to review the geology, drill hole core, database and QA/QC procedures.

Esther Bordet, (Golder, Canada) and E.K. O’Brien, M.Sc., P. Geo. (Golder, Canada) did not visit the property but assisted with the desk-top review of published sources of information. José Bertini P. Eng. (Golder, Chile) did not visit the property but assisted in the geostatistical estimation.

Golder is grateful to several professionals from Yamana and JMC who contributed significantly to the completion of this work particularly Ricardo Ré, Leonardo Leite, Carlos Barbosa and Anselmo Rúbio.

The mineral resources and mineral reserves estimated by Golder as of December 31, 2007 are presented in Table 1-1 and Table 1-2. Mineral resources and mineral reserves were estimated and classified according the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines as required by Canadian National Instrument 43-101 (NI 43-101).

Table 1-1
Measured, Indicated and Inferred Mineral Resources
in the Jacobina Mine area as at December 31, 2007(1)(2)(3)

Areas	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)

Measured Resources
João Belo (a)	8,035	1.97	509.7
Morro do Vento Intermediate (b)	1,513	1.92	93.6
Morro do Vento Extension (c)	502	2.65	42.8
Serra do Corrego (d)	393	1.99	25.2
Canavieiras (e)	858	3.08	85.0
Total Measured Resources	11,301	2.08	756.2
Indicated Resources
João Belo (f)	14,137	1.88	852.5
Morro do Vento Intermediate (b)	8,140	1.96	512.2
Morro do Vento Extension (c)	3,987	2.42	310.6
Serra do Corrego (d)	1,348	2.08	90.3
Canavieiras (e)	4,298	3.12	430.6
Total Indicated Resources	31,910	2.14	2196.3
Total Measured and Indicated Resources	43,212	2.13	2952.4
Inferred Resources
João Belo (a)	15,112	1.91	930.4
Morro do Vento Intermediate (b)	1,408	2.31	104.8
Morro do Vento Extension (c)	1,206	1.91	74.3
Serra do Corrego (d)	736	2.32	54.9
Canavieiras (e)	14,548	3.46	1,616.9
Total Inferred Resources	33,010	2.62	2,781.2

(1)                    The Mineral Resources are classified as Measured, Indicated and Inferred and are based on CIM Standards.

(2)                    All resources are estimated at 0.5 g/t Au cut-off grade and assuming a global density value of 2.6 g/cm(3).

(3)                    Remnant material consists of rib and sill pillars.

(a)                    LMPC, MPC, FW, LVLPC reefs and Remnant Material.

(b)                   LU, MU, LVLPC, MSPC reefs.

(c)                    Basal, Main, FW reefs.

(d)                   LU, MU, Maneira, Holandez reefs.

(e)                    Maneira, Holandez, MSPC+LVLPC, MU, LU, Liberino and Piritoso reefs.

(f)                      LMPC, MPC, FW, LVLPC reefs.

Table 1-2
Proven and Probable Mineral Reserves in the Jacobina
Mine area as at December 31, 2007 (1)(2)

Areas	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)

Proven Mineral Reserves
João Belo (a)	1,830	1.87	109.8
Morro do Vento (Internmediate) (b)	940	1.81	54.6
Morro do Vento Extension (c)	214	2.68	18.4
Serra do Corrego (d)	191	1.75	10.7
Canavieiras (e)	384	2.69	33.2
Probable Mineral Reserves
João Belo (a)	5,927	1.81	344.2
Morro do Vento (Internmediate) (b)	4,977	1.82	290.9
Morro do Vento Extension (c)	1,753	2.39	134.4
Serra do Corrego (d)	397	2.30	29.4
Canavieiras (f)	2,216	2.78	198.3
Total Probable and Proven Mineral Reserves	18,829	2.02	1,224.0

(1)                    The Mineral Reserves are classified as Proven and Probable Reserves and are based on CIM Standards.

(2)                    The gold price used is $575 per ounce.

(a)                    LMPC, MPC, FW, LVLPC reefs.

(b)                   LU, MU, LVLPC, MSPC reefs.

(c)                    Basal, Main, FW reefs.

(d)                   LU, MU, Maneira reefs.

(e)                    Holandez, MU, LU, Liberino and Piritoso reefs.

(e)                    Holandez, MSPC+LVLPC, MU, LU, Liberino and Piritoso reefs.

2.   PROPERTY DESCRIPTION AND LOCATION

The Jacobina Project as shown in Figure 2-1, is located in the state of Bahia in northeastern Brazil (11o 15’ S and 40o 31’ W), approximately 340 km northwest of the city of Salvador. Salvador is the state capital of Bahia and has a population of approximately 2.5 million inhabitants.

The property is comprised of 5,996 ha of mining concessions, 122,615 ha of granted exploration concessions and 6,012 ha of filed exploration claims. The leases and granted exploration concessions were surveyed and are marked by concrete monuments at each corner which remain in place.

The Jacobina Project forms a contiguous elongated rectangle extending 155 km in a north south direction, and varying from 2.5 km to 4 km in width. This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis. Yamana has a computerized claim management system in place to closely monitor its land holdings.

The Brazilian government department responsible for mining lands (DNPM) has recently introduced an internet-based system for accessing information on exploration concessions granted in Brazil. Yamana monitors this site regularly and updates its claim data as appropriate as well as monitoring the Diário Oficia da Uniao (Official Diary) which is published daily with legal details on issuance of claims.

Pernambuco State
N
Brazil
Bahia
Salvador
Brasilia
São Paulo
Rio de Janeiro
60°W
40°W
Jaguarari
Senhor do Bonfim
Campo Formoso
Antônio Gonsalves
Pindobaçu
Ourolândia
Saúde
Caém
Bahia Gold Belt
Jacobina
Jacobina Gold Mines
Capim Grosso
Miguel Calmon
Sergipe State
Serrinha
Piritiba
Mundo Novo
BR116
Tonquinho
12°S
Feira de Santana
Bahia State
Salvador
0 50 100
Kilometers
40°W
38°W

Figure 2-1: Location of the Jacobina Gold Mines and the Bahia Gold Belt (from DSM,2005)

3.   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the nation’s capital. Access to the property from Salvador is via paved secondary highway to the town of Jacobina, located approximately 330 km to the north-northwest. A well-maintained paved road from the Jacobina town provides access to the Jacobina mine and processing plant. Travel times are typically four to five hours from the mine to Salvador and less than 20 minutes from the mine to Jacobina. A second field exploration office has also been established at the town of Pindobaçu located 50 km north of the Jacobina town. Pindobaçu is accessible by a well-maintained paved road with access to various working areas by secondary unpaved roads.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,484 as reported in 2003 by the Instituto Brasileiro de Geografía e Estatística (IBGE). It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force. As part of the re-development of the Jacobina Mine, electrical services were re-established to the mine by COELBA – Companhia de Eletricidade da Bahia. Telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration offices in the town of Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills at an elevation of approximately 500 m. Precipitation at Jacobina is slightly higher than the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26° and nightly lows of 17°. February is the warmest month with average daily highs of 32° and nightly lows of 20°.

4.   HISTORY

4.1 PRE-1970

The Serra do Jacobina mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisan miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain. Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

Companhia Minas do Jacobina between 1889 and 1896 operated the Gomes Costa Mine in the Morro do Vento area. Total reported production is 84 kg of gold from a 130 m long drift. In the 1930’s, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950s, three mines opened: Canavieiras, João Belo, and Serra Branca. The Canavieiras mine was the largest of these operations, and, at a capacity of 30 t/d, it produced 115,653 t with an average recovered grade of 18.13 g Au/t. By the 1960s, all three of these operations were shut down due to political circumstances.

4.2 ANGLO AMERICAN-WILLIAM RESOURCES (1970-1998)

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation (Anglo American). The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the Witwatersrand reefs in South Africa. The exploration work carried out from 1973 to 1978 provided the basis for proceeding with a feasibility study in 1979 to 1980.

The feasibility study recommended that a mine be developed at Itapicurú (now Morro do Vento and Morro do Vento Extension areas) with an initial plant capacity of 20,000 tonnes per month (t/m). Development of the Itapicurú mine to access the Main Reef commenced in October, 1980. The processing plant was commissioned in November 1982. In 1983, the first full year of operation, production was 242,550 tonnes with a recovered grade of 4.88 g Au/t, yielding 38,055 ounces of gold.

Exploration from 1984 to 1987 focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about 2 km south of the Itapicurú mine. This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989. Concurrently, the processing plant capacity was increased to 75,000 t/m. In 1990, 538,000 tonnes grading 1.44 g Au/t were produced, mainly from the open pit. Total production at Jacobina in 1990 was 45,482 ounces of gold from

680,114 tonnes milled for a recovered grade of 2.08 g Au/t. Underground development at João Belo commenced in 1990, as open pit reserves were limited.

William Resources Inc. Multi-Tech Inc. (later formerly William Multi-Tech Inc. and now Valencia Ventures) (William) operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency. The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production. William did considerable work on optimizing the operations, increasing plant capacity and while it began an evaluation of the exploration potential only limited exploration drilling was carried out due to a lack of funds.

Jacobina Mineração e Comércio S.A (JMC), from 1983 to 1998, processed 7.96 million tonnes of ore at a recovered grade of 2.62 g Au/t to produce approximately 670,000 ounces of gold as shown in Table 6.1. The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento- Extension) and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production was from underground.

4.3 DESERT SUN MINING (2002 - APRIL 2006)

On January 8, 2002, Desert Sun Mining Corp. (DSM) entered into a letter of intent with William whereby William agreed to option its Jacobina gold property in Brazil to DSM.

On May 1, 2002, the Company entered into a revised agreement with William, whereby William granted the Company the option to earn a 51% interest in William’s wholly owned subsidiary, JMC, which owns the mineral rights, mines and a 4,000 t/d plant located on the Jacobina Mine property. The total land position at that time was approximately 64 km long and 2 to 4 km wide. To earn the 51% interest in JMC, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004.

On September 20, 2002, DSM entered into a Memorandum of Understanding (MoU), pursuant to which William granted DSM an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of US$100,000 at the time of execution of the MoU and a further US$5 million in cash within 90 days of earning the initial 51% interest, of which up to US$2,500,000 could be satisfied in equivalent value of shares in the Company.

In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49%

interest of the Jacobina property. As a result of the exercise of its option, DSM then owned 100% of the Jacobina property.

4.3.1   Exploration 2002-2005

DSM initiated exploration in the Jacobina Project area in the fall of 2002. This program was substantially expanded in September 2003 and has continued at the rate of 25,000 m of drilling per year since that time. The original property holdings which extended approximately 62 km along strike were expanded considerably so that the current property covers a strike length of 155 km. The term “Bahia Gold Belt” was coined by DSM to describe the overall gold mineralized belt of Proterozoic sediments. In the three year period, Results of the 2002-2003 exploration programs are discussed in Hennessey (2003b), 2004 program in Pearson and Tagliamonte (2005a), the 2005 program in Pearson and Tagliamonte (2005b).

4.3.2   Resource and Reserve Estimation (2003-2005)

Prior to DSM’s involvement, the most recent mineral resource and reserve statement issued by the mine was produced in May, 1998 by the BLM Engineering Group for William. The mineral resources and reserves from this statement were reviewed in Hennessey (2002, 2003a). Micon was of the opinion in these reports that the historical mineral resources were relevant at that time and that it was reasonable for DSM to rely on them as justification for its proposed exploration program (Hennessey, 2002). This information was superseded by an updated mineral resource estimate incorporating diamond drilling results in 2002-2003 by DSM and reviewed by Micon in August 2003 (Hennessey, 2003b). The August 2003 resource estimate was further updated to include diamond drilling results in 2004 by DSM (Pearson and Tagliamonte, 2005a) in a report dated March, 2005. This resource estimate was also reviewed by Micon. The 2004 mineral resource estimate was again updated in turn to include diamond drilling and mining depletion that was carried out during 2005 and the results were disclosed in Pearson and Tagliamonte (2005b).

The original feasibility study completed by SNC-Lavalin and Dynatec in September 2003, established a new mineral reserve for Jacobina and was based on the resource estimate of August 2003 reviewed by Micon (Hennessey, 2003b). The Pre-Feasibility study completed by Devpro Mining in association with Micon International and AMEC Americas Inc. in August 2005 established a mineral reserve at Morro do Vento (Adams et al., 2005). An updated mineral reserve including an adjustment for production since March 2005 was released by DSM in August 2005. The December, 2005 report by Pearson and Tagliamonte (2005b) updated the mineral reserves in the Jacobina Mine area based on the updated 2005 mineral resource estimate, results of production and new engineering work presented in that report.

4.3.3   Mining (2004-2005)

Reactivation of the João Belo Mine started in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started. Ore extraction began in July 2004. A complete fleet of new equipment was purchased from Atlas Copco and Volvo, which included 15-tonne load haul dumps (LHDs), 35-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic in-the-hole (ITH) production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004.

The plant was completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from 92% (historical ) to 96.5%. A new regeneration kiln was installed and the carbon-in-pulp (CIP) circuit was upgraded with a 100% increase in the screen capacity. A new crushing plant was constructed with a throughput capacity of 500 tonnes per hour (t/h). The production plant was fully automated with Siemens technology and is subsequently operating with 40% less manpower.

The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment and vehicles, was approximately US$37 million. This is in comparison to the original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by later than expected pre-operational revenue, as a result of the delayed delivery of the longhole drills.

DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005. The mine produced at 75% of operating capacity during the third quarter as part of the planned ramp-up to full production.

In August 2005, DSM issued the results of a positive pre-feasibility study prepared by Devpro Mining in association with Micon International and AMEC Americas (AMEC) on the Morro do Vento target area located 1.5 km north of the processing plant. The objective was to add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. AMEC was retained to carry out a feasibility study for the plant expansion considering expanding to 6,500 t/d and 10,000 t/d. DSM started work in August 2005 on collaring the 720 Level access portal for Morro do Vento and slashing the access adit. A power line directly to the Morro do Vento site was being constructed and the mining equipment had been ordered. As of December 31, 2005, the drift was 720 m in length and included approximately 350m of slashing to a cross sectional dimension of 5 m by 5 m.

In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g/t Au. Gold production was 18,683 ounces at an average cash cost of US$292 per ounce. The average recovery rate at the mill was 95.4%.

4.4 YAMANA GOLD CORP. (APRIL 2006 - PRESENT)

A brief description of the structure of Yamana’s purchase of DSM is provided in the DSM 2005 Annual Information Form (DSM, 2005) and is reproduced below:

“On February 22, 2006, the Company announced that it had entered into an Arrangement Agreement that will, subject to the terms and conditions of the Arrangement Agreement, result in the business combination of Desert Sun and Yamana Gold Inc. (“Yamana”) by way of a Court-approved plan of arrangement under the CBCA. As a result of the Combination, among other things, Desert Sun will become a wholly-owned subsidiary of Yamana and each Desert Sun shareholder (other than dissenting shareholders, Yamana and its affiliates) will be entitled to receive common shares of Yamana in exchange for common shares of Desert Sun held by such shareholder of Desert Sun on the basis of 0.6 of a common share of Yamana for each common share of Desert Sun held by such shareholder of Desert Sun, all pursuant to the provisions of a Plan of Arrangement. For further details on the Plan of Arrangement, readers are directed to the Circular that is available at www.sedar.com. As of the date of this Annual Information Form, there were 105,360,082 common shares without par value issued and outstanding.”

4.4.1   Exploration 2006 to 2007

Exploration activities carried out in 2006 and 2007 are discussed in Section 10.

4.4.2   Gold Production

Total production for Jacobina since mining commenced in 1983 is shown in Table 4-1. In 2006 Yamana mined 1,418,507 Mt of ore to produce 92,937 ounces of gold and in 2007 1,040,544 tonnes to produce 66,877 ounces of gold.

Yamana has identified the optimum expansion plan for the Jacobina production rate and is now undertaking efforts to implement this expansion. The initial increase in production at the Jacobina mine is part of a broader phased expansion that resulted in an annual rate of production of 140,000-150,000 ounces of gold in 2007 as plant capacity and ore processing is increased to 6,500 tonnes per day, and is expected to increase to 8,500 tonnes per day by the end of 2008.

Table 4-1 Jacobina Annual Production from 1983 to 2007

	Itapicurú		Canavieiras		João Belo		Stockpile		Total
Year	Tonnes	Au (1) g/t	Tonnes	Au (1) g/t	Tonnes	Au (1) g/t	Tonnes	Au (1) g/t	Tonnes	Au (1) g/t	Ounces
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.2	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.9	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.5	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,887	2.16	36,035
1994	105,167	3.94			445,974	1.9			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63	2,938	3.68	447,745	2	34,741	0.93	591,107	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998 (2)	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
1999
2000
2001
2002
2003
2004
2005	3,702	2.63			885,574	2.04	17,483	0.52	906,759	2.02	58,791
2006	88,575	1.76			1,204,678	2.09	125,254	1.78	1,418,507	2.04	92,937
2007	319,783	1.75	50,925	3.71	654,843	1.98	14,993	2.34	1,040,544	2.00	66,877
Total	2,862,278	3.71	396,457	4.60	7,542,372	1.94	526,552	1.16	11,327,658	2.44	888,258

(1)                    Recovered.

(2)                    To November 30, 1998.

(3)                    July December 31, 2005. Does not include 11,935 oz Au from development muck.

5.   GEOLOGICAL SETTING

The gold mineralization of the Jacobina mine is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group. This Formation is typically 500 m thick but locally achieves thicknesses of up to 1 km. Overall, the property covers 155 km of strike length (8,728,800 m N to 8,900,000 m N) along the trend of the Jacobina Group. The Serra do Córrego Formation is exposed for 75 km within the property(8,728,800 m N to 8,810,330 m N). Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8,749,000 m N to 8,759, 000 m N) central zone.

The host rocks to the Jacobina gold mineralization are very well sorted and rounded quartz pebble conglomerate “reefs” of the Serra de Córrego Formation. Gold occurs as fine grains 20 microns to 50 microns in size. The gold is predominantly within well-packed conglomeratic layers in which medium to large- sized quartz pebbles are present. The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of fushite, chromium-rich muscovite. Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

The gold-bearing reefs range in size from 1.5 m to 25 m in width and can be followed along strike for hundreds of meters, and in some cases for kilometres. Some contacts between the reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold. Not all conglomerates of the Serra do Córrego Formation are mineralized and many of then are completely barren of gold. Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns. The differences are likely due to changes in the depositional environment, and possibly also in the source areas.

5.1 REGIONAL GEOLOGY

The Precambrian terrains of the northeastern part of the São Francisco Craton (Almeida, 1977), in the state of Bahia show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt as shown in Figure 5-1.

A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500-km long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block (Figure 5-1). The first evidence of activation of the Contendas-Jacobina lineament was in Archean times when the volcano-sedimentary rocks of the Mundo Novo Greenstone Belt were deposited. The Mundo Novo Greenstone Belt is thought to have been deposited in a back-arc extensional setting and deformed by an early collision (Mascarenhas et al., 1994). A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

5.2 PROPERTY GEOLOGY

The geology of the complete Bahia Gold Belt and the surrounding area is presented in Figure 5-2. Figure 5-3 is a more detailed geological map of the central portion of the Bahia Gold Belt extending approximately 110 km along strike.

The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 m above sea-level. The deep and longitudinal valleys bordering the mountains correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt. To the west of the Jacobina range, Paleoproterozoic late- to post-tectonic, peraluminous granites (the Miguel Calmon-Itapicuru, Mirangaba-Carnaíba, and Campo Formoso granitoids) outcrop as hilly landscapes.

Brazil
Bahia
Meso - Neoproterozoic Basins
Meso - Neoproterozoic Basins
Usuá
Campo Formoso
Pindobaçu
Jacobina
Capim Grosso
Mundo Novo Greenstone Belt
Mundo Novo
Meso - Archean
Serrinha Block
(2.6 - 3.0 Ga)
Phanerozoic
Basins
Rio Capim Greenstone Belt
Santaluz
Itapicuru Greenstone Belt
Serrinha
Neo - Archean
Salvador - Curaçá
Mobile Belt
(2.4 - 2.5 Ga)
Archean
Gavião Block
(3.0 - 3.4 Ga)
Feira de Santana
Itaberaba
Neo - Archean
Jequié Block
(2.6 - 2.8 Ga)
Ultramafic rocks
Salvador

Figure 5-1 Geotectonic Setting of the Eastern Part of the São Francisco Craton, State of Bahia Showing Location of the Jacobina Group and the Mundo Novo Greenstone Belt (Source: Geology and Mineral Resources of the Bahia State - CPRM / 2003)

Legend
Cenozoic
Tertiary - Quarternary Cover
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Campo Formoso Mafic-ultramafic Complex
Archean / Paleoproteroic
Salvador - Curaçá Mobile Belt
Saúde Complex
Archean
Mundo Novo Greenstone Belt
Basic Vulcanic Unid
High Grade Metamorphic Volcanosedimentary Rocks
Mairi Complex
Thrust-fault
Normal Fault
Normal Contact
Property
Cities and villages
Paved roads
Location Map
45°W
40°W
10°S
15°S
Área do Projeto
Bahia
Salvador
330
340
350
360
370
8880
8870
8860
8850
8840
8830
8820
8810
8800
8790
8780
8770
8760
8750
8740
8730
DSM
DESERT SUN MINING

January 2006

Figure 5-2 Geology of the Serra de Jacobina and the Bahia Gold Belt (DSM 2005)

N
SP
SG
SC
Pindobaçu
Jacobina
Itaitu
To Salvador BR - 324
330000
340000
350000
360000
Legend
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Mafic-ultramafic Intrusive
Campo Formoso Complex
Archean
Mundo Novo Greenstone Belt
Basement
Thrust-fault
Normal Fault
Normal Contact
Cities and villages
Paved roads
Gold Mine
0
5
10
Kilometers
Location Map
45°0'W
40°0'W
10°0'S
15°0'S
Bahia
Gold Belt

Explanation: SP - Serra da Paciência; SC - Serra de Santa Cruz; SG - Serra dos Guarnapos.

DSM
DESERT SUN MINING

January 2006

Figure 5-3 Geology of the Central Bahia Gold Belt (DSM 2005)

Jacobina
Jacobina Sudeste
Morro da Viúva
Canavieiras Mine
Lagartixa / Canavieiras
Serra do Córrego
Morro do Vento Extension
Itapicuru Mine
Morro do Vento
Jacobina Mine
João Belo
Jacobina Fault
Lajedo Preto
Campo Limpo
Maravilha Fault
Pindobaçu / Itaitu Fault
Kilometers
0
1
2
3
8764000
8762000
8760000
8758000
8756000
8754000
8752000
8750000
8748000
8746000
8744000
8742000
330000
332000
334000
336000
338000
Legend
Paleoproterozoic
Intrusive Rocks
Basic / Intermediate Dikes
Ultrabasic Sills & Dikes
Jacobina Group
Rio do Ouro Formation (Quartzites)
Serra do Córrego Formation (Quartzites and conglomerates)
Archean
Mundo Novo Greenstone Belt (Metagreywacke, metachert, bif, schist)
Basement (Granite Gneiss)
Thrust Fault
Normal Fault
Dextral Shear Zone
Gold Mine
Bedding
Plant
City of Jacobina
Location Map
Jacobina Mine Area Map
Jacobina Mine

(Modified after Molinari et. Al., 1986)

Figure 5-4 Geology of the Jacobina Gold Mine Area (DSM, 2005, modified after Molinari et al., 1986)

Figure 5-5 Stratigraphic Column of the Serra do Córrego Formation, Jacobina Group (DSM, 2005, Modified after Molinari, 1983)

Figure 5-6 Geology of the Jacobina Gold Mine Area (DSM, 2005)

The following sections present a brief description of the main geological units within the Bahia Gold Belt and the surrounding area (Micon, 2007).

5.2.1   Archean Basement Rocks

Basement rocks of Archean-age in the Bahia Gold Belt include the Mairi Complex, the Saude Complex and the Mundo Novo Greenstone Belt.

Mairi Complex

The Mairi Complex (Melo, 1991), which corresponds to the eastern portion of the Gavião block, comprises tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement, of Archean age, and remnants of Archean supracrustal rocks, including quartzites, schists, calcsilicate rocks, banded iron formations, amphibolites and mafic-ultramafic bodies. The complex crops out on both flat to slightly hilly sides of the Jacobina range.

The complex underwent multiple deformation events, and displays a marked northeast-southwest foliation, with a regional amphibolite facies metamorphism paragenesis. The Mairi Complex constitutes, together with the Mundo Novo Greenstone Belt and the Campo Formoso Mafic-Ultramafic Complex, the basement for the detritic Jacobina sequence.

Saúde Complex

The Saúde Complex, as re-defined by Melo (1993), represents a volcano-sedimentary association comprised predominantly of aluminum-rich gneisses, quartzites, calc-silicate rocks, biotite gneisses, mafic and ultramafic rocks, banded iron formations, and micaceous schists, which exhibit a regional amphibolite facies metamorphism, and evidence of granitization and migmatization. Pearson et al. (2005) consider the term Saúde Complex to refer only to the characteristic fine-grained biotite gneisses, locally exhibiting porphyroblasts of garnet, which outcrop between the towns of Caém and Antônio Gonçalves. The supracrustal remnants, which were previously considered part of this complex, are interpreted as slices of an Archean greenstone belt type association, intimately related to the surrounding gneissic and migmatized basement (Mairi Complex). These rocks are thought to represent higher grade metamorphosed equivalents of the Mundo Novo Greenstone belt.

Mundo Novo Greenstone Belt

The Mundo Novo Greenstone Belt, according to Mascarenhas et al. (1994 and 1998) and Souza et al. (2002), comprises an Archean greenschist facies volcano-sedimentary sequence bounded to the west by the Jacobina Group, along the Pindobaçu-West fault. To the east, the Mundo Novo Greenstone Belt is in contact with the Saúde gneisses, and supracrustal rocks and gneisses of the basement, along the Pindobaçu fault.

To the west of Pindobaçu and Antônio Gonçalves, and to the north of Carnaíba, the Mundo Novo Greenstone Belt has its widest east-west outcropping exposure, occupying the low-lands among the hills made up of the Serra da Paciência Formation rocks.

In the central part of the Bahia Gold Belt, the Mundo Novo Greenstone Belt is subdivided into two major units: (1) a lower unit, represented by massive to pillowed, mafic metabasalts, displaying locally variolitic and amygdaloidal textures, and minor intercalations of banded iron formation, and metagreywackes; and, (2) an upper unit, comprising a thick package of metagreywackes with subordinate conglomeratic horizons, which grades to a chemical exhalative zone (banded iron formation and metachert), and pelitic sediments (pyrite-bearing, graphite schist). No evidence of intermediate, or felsic, metavolcanic rocks have been identified, thus far, in this central part of the Mundo Novo Greenstone Belt outcrops.

The Mundo Novo Greenstone Belt can also be divided in two metamorphic domains: an amphibolite facies domain, and a greenschist facies domain. The amphibolite facies domain is well exposed at the Serra do Cantagalo and Brejo dos Paulos hills, and to the east of the Itaitú village. While the greenschist facies domain, corresponds to the classical Mundo Novo Greenstone Belt, as defined by Mascarenhas et al. (1994). These authors and Souza et al. (2002), considered the biotite gneisses of the Saúde Complex as a probable equivalent to felsic metavolcanic rocks related to the development of the Mundo Novo Greenstone Belt. This genetic discussion is still however, an open question, hence the Saúde biotite gneisses have been left separated from the supracrustal rocks.

5.2.2    Campo Formoso Mafic-Ultramafic Complex

The chromite-bearing Campo Formoso Mafic-Ultramafic Complex occurs in the northern portion of the mapped area as a 40-km long, by 0.1-to 1.0-km wide northeast-southwest elongated body (Figure 5-2 and Figure 5-3), dipping 50°- 60° to the south-southeast. The complex overlies gneisses of the Mairi Complex, is intruded by the Campo Formoso granite, and underlies the Jacobina Group metasediments. It comprises metamorphic rocks (actinolite gneisses, tremolite-actinolite serpentinite and serpentine-chlorite-carbonate-talc schists) derived from peridotites and pyroxenites. This complex is interpreted as a layered intrusion (Couto et al., 1978), or a thick differentiated peridotite dike of komatiitic affinity (Topitsch, 1993).

5.2.3    Jacobina Group

The stratigraphic subdivisions of the Jacobina Group (Leo et al., 1964; Griffon, 1967; Mascarenhas et al., 1998) have long been controversial. While the stratigraphy in the Jacobina mine area was well documented, the most difficult task is to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations. Pearson et al. (2005) considers that the Jacobina Group comprises basically the lower Serra do Córrego, and the upper Rio do Ouro Formations, characterized below, according to sedimentary and stratigraphic studies carried out by Oram (1975), Minter (1975), Strydom and Minter (1976), Couto et al. (1978), and Molinari et al. (1986). The stratigraphic nomenclature developed by these writers has been successfully employed within the Jacobina Mine area for over 25 years and its usage has been continued by Desert Sun and Yamana. The Cruz das Almas Formation, which was previously interpreted as the uppermost part of the Jacobina Group (Leo et al., 1964), is correlated by Pearson et al. (2005) with the upper sedimentary unit of the Mundo Novo Greenstone Belt. The Serra do Meio and Serra da Paciência formations are assumed by Pearson et al. to be part of one thick package of fine- to coarse-grained quartzites with minor metaconglomerates, and andalusite schists, and metapelites, which are interpreted as time-equivalent to the Serra do Córrego and lower Rio do Ouro Formations, tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies, along the eastern border of the Jacobina range (Figure. 7.3).

Serra do Córrego Formation

The Serra do Córrego Formation forms the western ridge of the Serra da Jacobina and is exposed for a strike length of about 90 km from 25 km south of Jacobina to 65 km from Jacobina to the north. It consists of an interbedded series of orthoquartzites and oligomictic conglomerates that collectively range in total thickness from 500 m to 1,000 m. The conglomerate pebbles are composed of polycrystalline quartz with rare, fine-grained, fuchsite and rutile-bearing quartzite, with a matrix of quartz, sericite and fuchsite with detrital zircon, non-chromiferous rutile, tourmaline, and chromite grains (Ledru et al., 1997). The three Al2SiO5 polymorphs occur within the matrix with poikiloblastic grains of andalusite and sillimanite, with aggregates of acicular fibrolite being the most common (Ledru et al., 1997; Teixeira et al., 1999 and 2001). Rare kyanite is restricted to major thrust faults indicating that pressures higher than 4 kilobarrs (kb) were reached during thrusting (Teixeira et al., 1999 and 2001).

The geological plan map (Figure 5-4) of the Jacobina mine area shows the distribution of the Serra do Córrego Formation. Figure 5-5 illustrates a stratigraphic column of the Serra do Córrego Formation modified after Molinari et al. (1986) and Figure 5-6 shows the correlation of stratigraphy among the major present and former mines. The formation in the Jacobina mine area is divided into three major units as follows:

1)  Lower Conglomerate (40 - 200 m)

This lower zone outcrops along the lower parts of the western slopes of the Serra do Córrego, Morro do Vento, and Morro do Vento Extension areas, and is composed of interbedded quartzites and pebbly quartzites and conglomerates. The reef zones are oligomictic conglomerates with pebble sizes ranging from 35 mm to 60 mm that are interbedded with orthoquartzites. This unit hosts the gold orebodies of the Basal Reef and the Main Reef.

2)  Intermediate Quartzite (130 - 425 m)

This unit is primarily orthoquartzites with little or no conglomerate. In the upper part of this unit is a distinct horizon known as the “marker schist” which is highly sheared quartz-sericite-chlorite schist that appears to represent a hiatus in the typical sedimentation pattern.

3)  Upper Conglomerate (120 – 400 m)

This zone forms the most extensive division, and occurs from the Serra Branca block, in the north, to the Campo Limpo block, in the south. The sequence is comprised of quartzites, and pebbly quartzites with a number of conglomerate layers. The reef zones are interbedded conglomerates and orthoquartzites with pebble sizes ranging from 50 mm at Canavieiras in the north to 100 mm at the João Belo Mine in the south. The Upper Conglomerate Zone hosts the main gold orebodies of the Canavieiras, Morro do Vento and João Belo mines, as well as, the Serra Branca and Serra do Córrego gold mineralization.

Oram (1975), Minter (1975), and Strydom and Minter (1976) concluded, based on isopachs and pebble size data, that the paleoslope during the sedimentation of the Serra do Córrego Formation was inclined to the west. The westerly paleocurrent direction, indicated by the vectoral data, drained a provenance area to the east of the present outcrop area, and deposited these sediments in a fluvial environment.

Rio do Ouro Formation

The Rio do Ouro Formation outcrops on the central ridges of the Serra de Jacobina Range and extends further to the north and south than does the Serra do Córrego Formation. The Rio do Ouro Formation comprises orthoquartzites, generally finer grained than the Serra do Córrego, that in places reach a high degree of purity.

According to Minter (1975), the Rio do Ouro Formation quartzites were transported from the west direction, diametrically opposed to the source of the Serra do Córrego Formation. A vectoral mean of 126º, measured from small scale trough cross-bedding, is substantiated by asymmetrical ripple marks. Consequently, the Rio do Ouro Formation has transgressively buried the Serra do Córrego Formation.

The contact between the Serra do Córrego and Rio do Ouro formations, is transitional and represents a continuance of the transgression evident towards the top of the Serra do Córrego Formation. Consequently, the Rio do Ouro Formation may represent a shallow marine overlap.

The Serra do Paciencia Formation is exposed along the eastern margin of the Jacobina basin and comprises thick packages of orthoquartzites with local andalusite-quartz-graphite schist beds and minor polymictic metaconglomerate. A recent exposure at a newly constructed water dam at the Itapicuru river, southwest from Pindobaçu, indicates that the andalusite schist units are original pelitic layers interbedded with fine-grained quartzites. Pebbles in the conglomerates comprise black metachert, metagraywacke, and polycrystalline quartz suggesting the Mundo Novo Greenstone Belt as the source area. The Jacobina metasediments on the eastern flank of the Jacobina Basin appear to form an overturned and east-dipping limb of a regional syncline which is better preserved to the east of Campo Formoso (Pearson et al., 2005). This limb has been fragmented in several upthrown blocks that are apparently intercalated with metapelites, metacherts and metagreywackes of the Mundo Novo Greenstone Belt. These pelitic and immature sediments are considered by Pearson et al. (2005) to correspond to slices of the upper unit of the Mundo Novo Greenstone Belt imbricated within these Jacobina metasediments, which corresponds to the Serra do Meio Formation which is grouped by Pearson et al. (2005) with the Serra da Paciência Formation.

The eastern-most Jacobina blocks comprise fine- to coarse-grained quartzites, microconglomeratic quartzites, grit, and minor metaconglomerates, with characteristic blue quartz grains of possible volcanic/sub-volcanic origin (Serra da Paciência, Santa Cruz and Guardanapos). Locally these are intercalated with fine-grained quartzites (displaying herringbone cross-bedding and small-sized ripple-marks), and coarse-grained andalusite quartz-graphite schists, previously referred as the Serra do Meio Formation (Griffon, 1967; Mascarenhas et al., 1992 and 1998). This package of metasediments is considered by Pearson et al. (2005) to be part of the Serra da Paciência Formation, due to the overall sedimentological characteristics it shows along the eastern border of the Serra de Jacobina. Pearson et al. (2005) further note that the poorly-sorted, poorly-rounded, and cobble/pebble supported conglomerates and sedimentary breccias that are well exposed eight kilometers southwest and one kilometer northwest of the town of Saúde, may represent proximal entry points for the Jacobina basin. In addition, the occurrences of sedimentary breccias and conglomerates at apparently different stratigraphic horizons (west of Saúde area, Pindobaçu, Fumaça, Cercadinho) in the vicinity of the Pindobaçu-West fault, on the eastern border of the Jacobina range, are thought to be evidence of long-lived periods of movement on the Pindobaçu fault system.

5.2.4    Ultramafic Sills and Dikes

The deep and longitudinal valleys bordering the mountains which form the Jacobina range, correspond to weathered pre- to syn-tectonic ultramafic sills and dikes. These intrusives include dark-green metaperidotite and metapyroxenite, which acquire a brownish stain where weathered (Teixeira et al., 2001). According to these authors, deformation and metamorphism, coupled with hydrothermal alteration, have transformed these rocks into finegrained, protocataclastic schists containing talc, serpentine, chlorite, tremolite, and carbonate.

These intrusive rocks are known to host high grade pyritic gold-bearing quartz veins in the Jacobina mine area, and at several other places like Rio Coxo, Jaqueira, Mina Velha and Várzea Comprida. The age of these sills and dikes is still unknown.

Field evidence by DSM reported by Pearson et al. (2005) indicates that these rocks are intrusive bodies and not tectonic slices of Mundo Novo Greenstone Belt ultramafic rocks, as suggested by Mascarenhas et al. (1992, 1994 and 1998) and Topitsch (1993). In the Jacobina mine area, the ultramafic rocks, which were emplaced along north-trending structures, affected and reacted with the host rocks (quartzites and conglomerates of the Serra do Córrego and Rio do Ouro Formations) producing meter-scale mottled zones in the hosts. The ultramafic rocks display textural variation from aphanitic borders to a porphyroblastic core, textures typical of the chill margins of an intrusion.

5.2.5    Late- to Post-tectonic Granites

According to Teixeira et al. (2001), several Paleoproterozoic, two-mica- (sillimanite-bearing) and muscovite-bearing granitoid massifs are exposed along the 500-km long Contendas- Jacobina lineament, and particularly in the Campo Formoso, Carnaíba and Jacobina regions (Figure 5-3). Trace element and rare earth element (REE) data indicate that these leucogranites crystallized from peraluminous magmas during syn-collisional tectonism at 1.97 to 1.88 Ga (Sabaté et al., 1990 and 1992). This probably represents an episode of S-type granitoid generation along the sutures between the Gavião block, the Jequié block, and the Salvador37 Curaçá mobile belt. Important occurrences of beryl (emerald), molybdenite, and scheelite mineralization in the Campo Formoso and Carnaíba regions are related to the hydrothermal alteration associated with these peraluminous granitoids. However, there is no direct evidence to suggest a correlation between the gold mineralization with this episode of igneous activity.

Field mapping and interpretation of airborne geophysical data by DSM indicates that the Carnaíba and the Mirangaba granites, are part of one continuous intrusive body in which there are a large number of zenoliths of basement rocks (gneisses, migmatites, amphibolites), and not two separate intrusive bodies as represented by Couto et al. (1978).

5.2.6    Mafic Dikes

Distinct from the ultramafic intrusions, there is a set of east-west oriented mafic to intermediate dikes that are typically weathered and marked by valleys. These dikes correspond to a late-tectonic intrusive event, which affected the Serra de Jacobina range. These metamorphosed intrusive rocks are a distinctly later phase of intrusion cross-cutting the ultramafic sills, and the metasediments of the Serra do Córrego, Rio do Ouro and Serra da Paciência formations. The main rock types are metagabbro and metadiorite. Locally, these dikes host restricted gold mineralization.

5.2.7    Chapada Diamantina and Una Groups

Meso- and Neo-Proterozoic, low metamorphic grade, detritic-carbonatic and carbonaticdetritic metasediments occur to the west from the Jacobina range, grouped in the Chapada Diamantina and Una groups, respectively. The former comprises conglomerates, deposited directly over Archean gneisses and supracrustal rocks, conglomeratic sandstones, sandstones, siltstones, shales and carbonatic shales. The latter is constituted by diamictites, slates, limestones, dolomites, and carbonaceous shales and quartzites.

5.2.8    Structural Geology

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500-km long, north-trending Contendas-Jacobina lineament. Thrust-faults, sinistral strike-slip faults with reverse components, followed by regional open and tight folding, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continentalcontinental collision. Regional mapping by DSM has lead to a re-interpretation of several major structural elements as discussed below. To the west, the Jacobina Group is thrust over the Archean Mairi Complex metamorphic terrain, the chromium-bearing Campo Formoso Mafic-Ultramafic Complex, and the late- to post- tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the Jacobina fault. This pattern changes progressively eastwards, to a series of steeply east dipping blocks, bounded by several sub-parallel reverse faults, such as, the Maravilha, the Pindobaçu-West and the Pindobaçu faults (Figure 5-2 and Figure 5-3), producing a domino structural style of blocks.

The Serra do Córrego Formation exposed on the west side of the basin forms part of an extensive homocline that dips consistently 50 to 70° to the east with top indicators to the east. It appears that this orientation is the result of tilting during the intrusion of the late to posttectonic Mirangaba / Carnaíba granite.

The total thickness of the Rio do Ouro Formation is probably less than previously stated (2,000 m) due to partial repetition of the stratigraphy caused by the up-throw of successively more easterly blocks. Most of the apparent intercalations of phyllites/schists with quartzites, and minor metaconglomerates and andalusite schists, known along the eastern portion of the Jacobina range, were previously considered part of the Cruz das Almas and Serra do Meio formations (Griffon, 1967; Mascarenhas et al., 1992). However, regional and detailed mapping by DSM has shown that they are slices of metapelites and metagreywackes of the Mundo Novo Greenstone Belt, tectonically imbricated with coarse-grained quartzites, metaconglomerates and sedimentary breccias and andalusite schists.

As previously noted, these rocks are herein interpreted to be part of the Serra da Paciência Formation and a probable time-equivalent to the Serra do Córrego and the lower part of the Rio do Ouro formations. These coarse sediments appear to represent the east-dipping and overturned limb of a regional syncline, part of which is exposed along the road linking Campo Formoso and Antônio Gonçalves in the north. Evidence of imbrications of Mundo Novo Greenstone Belt rocks with the Serra da Paciência Formation is found along the Rio das Pedras and Rio Paiaiás sections, located eight km south-southwest and four km northnorthwest, respectively, from the Saúde town, and in the Serra de Santa Cruz, and Serra da Paciência areas, to the west of Pindobaçu.

The phyllites and schists found at the base of the Serra da Paciência, west of Pindobaçu, are considered to be part of the Mundo Novo Greenstone Belt. They comprise carbon-rich metapelites and metagreywackes, with local metachert and banded iron formation intercalations. The thick sedimentary package of quartzite and minor conglomerate, with local andalusite schist, exposed at the Serra de Santa Cruz and Serra da Paciência, corresponds to a “nappe” front, thrusted over Mundo Novo Greenstone Belt rocks. In this sense, these clastic metasediments are correlated with the Serra do Córrego and Rio do Ouro Formations.

A conspicuous structural feature of the Mundo Novo Greenstone Belt, along the eastern border of the Serra de Jacobina, is the presence of elongated and imbricated slices of mategraywacke of its upper unit into orthoquartzites of the Serra da Paciência Formation.

6.    DEPOSIT TYPES

Jacobina is a Precambrian quartz pebble conglomerate-type deposit, rich in gold and uranium. Anglo American was attracted to the Jacobina area in the early 1970s by what it believed was the remarkable similarity of the local gold-bearing conglomerates to the Witwatersrand reefs in South Africa. More recently, Goldfields’ success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland. Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago. Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents. The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth.

Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks. The younger Precambrian rocks contain gold-bearing conglomerates. These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of meters in thickness (Heylmun, 2000).

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation. DSM and Yamana, however, are of the view that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid flow along the Pindobaçu Fault system which forms the eastern margin of the Jacobina basin (Pearson et al., 2005). Fuchsite, which is widespread and often associated with gold, is a hydrothermal alteration mineral. Gold mineralization is associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina mine area as well as strongly fractured and brecciated quartzites in the Pindobaçu area, 50 km north of Jacobina. In addition, the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

Yamana has employed a hydrothermal model for the mineralization in its exploration approach, but stratigraphy is nonetheless very important because the conglomerates are the most permeable units in the package and are prime sites for deposition of hydrothermal mineralization.

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate gold deposits, who has worked extensively in all three major gold belts, compares and contrasts the characteristics of each of the areas in Pearson et al. (2005). The following section is drawn from this paper.

“The Witwatersrand, Tarkwa and Jacobina basins are the three conglomerate-hosted gold deposits that have been mined extensively. Historically, the Witwatersrand has produced at least 1,500 million ounces, the Tarkwa belt 10 million ounces from conglomerates plus 3 million ounces from quartz veins, and Jacobina has produced 0.7 million ounces. Whether the conglomerate-hosted gold mineralization is paleoplacer, or hydrothermal, or both, a number of paleo-factors appear to control the extent of gold mineralization in such basins. These factors are the depositional basin style, the type, number, and lateral extent of the auriferous conglomerates (“reefs”), and their subsequent structural, metamorphic and hydrothermal histories.

The Tarkwa and Jacobina basins both probably originated as linear rift basins (Karpeta et al., 2002; Teixeira et al., 2001), whereas the Witwatersrand is thought to represent a foreland basin (Burke et al., 1986; Winter, 1987). Whereas the Tarkwa basin sits on early Proterozoic Birimian volcanics and volcaniclastics (Pohl and Carlson, 1993; Hirdes and Nunoo, 1994) in what was probably an oceanic back-arc rift setting, Jacobina sits on Archaean gneisses and greenstones (Teixeira et al., 2001) possibly representing rifted continental crust. The Witwatersrand basin, like Jacobina, rests on an Archaean granite-greenstone basement (Tainton, 1994; Robb and Meyer, 1995). Although Jacobina resembles Tarkwa in that it is a rift basin, it resembles the Witwatersrand more with its continental basement. Continental basement would result in the development of larger fluvial catchments producing more extensive river systems, and hence potentially auriferous fluvial conglomerates (“reefs”). Foreland basins, such as the Witwatersrand, typically have greater areas than rifts, and hence have more entry points. Therefore, if auriferous, they should produce more gold. As expected the Witwatersrand has at least six (Minter and Loen, 1991; Tainton, 1994; Robb and Meyer, 1995), whereas Tarkwa has four entry points (Strogen, 1988), and Jacobina has one so far (Molinari and Scarpelli, 1988). However, the length of the Jacobina basin indicates that more entry points, and therefore, more undiscovered gold-bearing conglomerates could be present.

Table 6-1 A Comparison Between Jacobina, Tarkwa and the Witwatersrand Gold Deposits (DSM, 2005)

Feature	Jacobina	Tarkwa	Witwatersrand
Age	2.0 Billion years (By)	2.1 By	2.7 By
Dimensions	200 km by 25 km	220 km by 40 km	300 km by 150 km
Basement	Archaean gneiss and greenstones	Proterozoic greenstones	Archaean granites and greenstones
Shape	Linear	Linear	Arcuate
Setting	Inverted rift	Inverted rift	Inverted foreland or escape basin
Basin Fill Sequence	Conglomerate to quartzite to phyllite (fining up)	Conglomerate to quartzite to phyllite (fining up)	Quartzite to phyllite to quartzite to conglomerate (coarsening up)
Fill Thickness	2,500 m	2,600 m	7,000 m
Environments	Alluvial fan to marginal marine	Alluvial fan to fluvial to lacustrine, no marine	Fluvial to marine marginal to deep marine to fluvial to alluvial fan
Entry Points	Two known	Four known	Six known
Reef Types	Braided river, alluvial fan	Braided river, alluvial fan	Braided river, alluvial fan, estuarine submarine fan?
Magmatism	Post-depositional. mafic, ultramafic sills and dikes, late granitoids	Post-depositional felsic and mafic sills and dikes, late granitoids	Syn-depositional granitoids, post depositional mafic sills, dikes and lavas
Metamorphic Grade	Medium grade	Low grade occasionally medium	Low Grade
Main Minerals	Au, minor U	Au, no U	Au, U
Gangue Minerals	Pyrite, hematite	Hematite, magnetite	Pyrite, pyrrhotite
Other	Much fuchsite,	Spessartine,	“Carbon”, fuchsite,
Minerals	tourmaline	tourmaline, local fuchsite	little tourmaline
Quartz Vein Deposits	Yes (Pindobaçu)	Yes (Damang)	Yes but small (e.g. Wilgespruit)
Historical Production	0.7 Moz (1745-1998)	10 Moz (1880-2000)	1,500 Moz (1886 2000)
Surface Mining Grade	1.9 g/t	1.2 g/t	1.1 g/t
Underground	2.5-9.5 g/t	>6 g/t	>6 g/t

The richest reefs in the Witwatersrand and Tarkwa are the oligomictic conglomerates comprising predominantly of well-packed, well-sorted, well-rounded pebbles mainly of quartz with minor amounts of chert and non-durable pebbles (Tainton, 1994; Robb and Meyer, 1995). The conglomerates at Jacobina show identical characteristics reflecting both source area rock types and a high degree of reworking during deposition. The Witwatersrand appears to have a larger variety of reef depositional environments (alluvial fan, gravelly braided river, carbon seam and estuarine submarine channel) than Tarkwa and Jacobina (alluvial fan and braided river only) but this may be due to the foreland-basin setting and the strong marine influence in Witwatersrand deposition. The estuarine- submarine channel reefs may be related to sea-level fluctuations (Karpeta, 1994; Karpeta et al., 1991). The marine shales in the Witwatersrand could also have acted as a source rock for the hydrocarbons in the rich carbon seam reefs (Gray et al., 1998). The carbon granules locally present in the Jacobina conglomerates (Horscroft, 1986) and the more extensive graphitic sediments in the Serra do Paciencia Formation could indicate the presence of such organic-rich marine shales in the associated sediments, which could have acted as a hydrocarbon source rock similar to the Witwatersrand.

The number of reefs in a given basin greatly affects the productivity and the Witwatersrand has a significantly greater number (over 40 reefs), than Tarkwa (seven), or Jacobina (at least seven), and is a reflection of the number of entry points. In the East Rand alone there are at least twenty-four gold-bearing conglomerates (including the Nigel, the Next-Aboves, the Next-Belows, the Kimberley Reefs, and the Black Reef) though only the Nigel Reef was mined everywhere.

The structural deformation history subsequent to the deposition of the sediments of the Tarkwa and Jacobina basins is similar as they both appear to be inverted rifts that underwent compression and thrusting (Teixeira et al., 2001; Karpeta et al., 2002; Tunks et al., 2004), whereas the Witwatersrand is probably an inverted foreland basin (Burke et al., 1986; Winter, 1987; Coward et al., 1995) that underwent extensional faulting after thrusting. Since rift basins have higher heat flows potentially creating more hydrothermal fluids, epigenetic (disseminated and quartz vein hosted) gold mineralization should be more extensively developed in them. It has also been argued that inverted normal faults develop the geometries necessary for the creation of fault-valves in quartz vein formation (Gibson, 1995). In the Tarkwa belt at least a third of gold production has come from quartz veins (Tunks et al., 2004), whereas the Witwatersrand has produced very little quartz vein hosted gold. Present drilling in the Jacobina belt has also indicated that significant quartz-vein hosted gold mineralization may be present.

The metamorphic grade of the three basins varies from low in the Witwatersrand (Barnicoat et al., 1997; Jolley et al., 2004), through low and medium in Tarkwa (Sestini, 1973; Pigois et al., 2003) to medium at Jacobina (Teixeira et al., 2001). It is interesting that in the Tarkwa belt, Damang-style quartz vein-hosted gold mineralization occurs in an area of medium grade metamorphism (Pigois et al., 2003), whereas similar stacked quartz veins associated with low grade metamorphic rocks in the same belt lack gold mineralization. Similarly, the presence of low grade metamorphism may explain the very small amount of gold recorded from quartz veins in the Witwatersrand. This suggests that medium grade metamorphism may be one of the factors necessary to form quartz vein- hosted deposits. Since the Jacobina belt shows medium grade metamorphism it has definite potential for quartz vein-hosted mineralization, as shown by recent drilling results.

Hydrothermal alteration in the three basins (Barnicoat et al., 1997; Jolley et al., 2004; Pigois et al., 2003; Milesi et al., 2002) is quite variable having silicification and sericitization (muscovite in the Witwatersrand and Tarkwa, but chrome-muscovite at Jacobina) in common in all three. However, in the Witwatersrand and Jacobina the presence of pyrite suggests reducing fluids, whereas tourmaline in Tarkwa and Jacobina suggest boron-rich, intrusive-related fluids, and specularite indicates oxidizing. It should be noted that locally reducing hydrothermal fluids have been recorded from the Tarkwa belt associated with auriferous quartz veins. The apparent pervasive migration of both oxidizing and reducing hydrothermal fluids through the Jacobina sediments suggests that repeated post-depositional movement of hydrothermal fluids took place in the Jacobina basin, resulting in the enhanced potential for epigenetic gold mineralization in this basin.”

7.    MINERALIZATION

7.1 GOLD MINERALIZATION

In the Jacobina area the important gold-bearing units known thus far occur along the southern 40 km of the 85 km long conglomeratic and quartzitic Serra do Córrego Formation, which is overlain by the quartzitic Rio do Ouro Formation. Together, these formations comprise the Jacobina Group. To the east and north of the project, quartzites, metaconglomerates and andalusite schists of the Serra da Paciência Formation, here interpreted as equivalents to the Serra do Córrego and Rio do Ouro Formations, and metacherts, metagreywackes, banded iron formations, and metapelites, of the Mundo Novo Greenstone Belt, are strongly affected by the north-northeast-trending strike-slip faults with reverse components of the Pindobaçu fault system. Along these structures significant structurally-controlled and epigenetic gold occurrences, like the Pindobaçu and Fumaça garimpos (artisanal gold workings), are related to kilometer-sized hydrothermal alteration zones. The main hydrothermal alteration types are: fuchsitization; silicification; pyritization; tourmalinization; sericitization; and, hematitization. Gold occurrences are found in areas displaying a regional fuchsitization, followed by local silicification and pyritization, and sometimes, localized tourmalinization. Hematitization is a late alteration.

Figure 7-1 shows the distribution of gold occurrences in the Bahia Gold Belt. In the southern part of the belt, gold is predominantly hosted in pyritic or hematitic, silicified and fuchsitealtered quartz pebble conglomerates of the Serra do Córrego Formation. However, as one moves to the north along the belt, the focus of gold mineralization appears to shift eastward.

The bulk of occurrences in the northern part of the belt occur within quartz veins and silicified zones in orthoquartzites, andalusite schists and minor conglomerates of the Jacobina Group that are tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies. Hydrothermal alteration shows a strong relationship to major faults, particularly the Pindobaçu fault system.

Teixeira et al. (1999 and 2001), classified the gold deposit/occurrences of the Jacobina range into four groups, mainly based on the nature of the host rock. These groups are: (1) conglomerate-hosted gold deposits – encompasses the pyritic, gold-bearing, quartz- pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district (the Jacobina Mine (João Belo Zone), Itapicurú (Morro do Vento/Morro do Vento Extension) and Canavieiras mines and other smaller occurrences); (2) mafic-hosted gold deposits - represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz- pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations; (3) ultramafic-hosted gold deposits – represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g. Mina Velha and Jacinto); and (4) quartzite-hosted gold deposits – represented by shear zone- related quartz veins hosted by quartzite of the Rio do Ouro and “Cruz das Almas” Formations (e.g. Maravilha and Goela da Ema).

A fifth group has been defined by DSM (Pearson et al., 2005) and corresponds to gold mineralization related to strongly, hydrothermally altered zones, which occur along the Pindobaçu fault system, which also affects the Mundo Novo Greenstone Belt rocks (e.g. Pindobaçu, Santa Cruz and Fumaça garimpos).

Legend
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Mafic-ultramafic Intrusive
Campo Formoso Complex
Archean
Mundo Novo Greenstone Belt
Basement
Thrust-fault
Normal Fault
Normal Contact
Cities and villages
Paved roads
Gold occurrence
Gold Mine
0 5 10
Kilometers
Location Map
45°0'W
40°0'W
10°0'S
15°0'S
Bahia
Gold Belt
SP
SG
SC
Milagres
Fumaça
Várzea Comprida
Mina Velha
Pindobaçu
Bambuí
Cercadinho
Biquinha
Santa Cruz
Jacobina
Serra Branca
Canavieiras Mine
Itapicuru Mine
Jacobina Mine
"João Belo Zone"
Campo Limpo
Itaitu
To Salvador BR- 324
330000
340000
350000
360000

Explanation: SP - Serra da Paciência; SC - Serra de Santa Cruz; SG - Serra dos Guarnapos.

Figure 7-1 Map of the Bahia Gold Belt Showing Location of Gold Mines and Occurrences
(DSM, 2005).

7.1.1    Jacobina Group Domain

The Jacobina Group Domain hosted four different major types of gold deposits: Conglomerate-hosted; quartzite, andalusite schist- and metaconglomerates-hosted; ultramafic-hosted; and mafic/intermediate dike-hosted. The characteristics of each of these principal types of gold deposits are described in the following section:

Conglomerate-hosted Gold Deposits

These deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified and pyritic metaconglomerates with a greenish, fuchsitic matrix, of the Serra do Córrego Formation, Jacobina Group. These rocks often show overprints of hematite coatings along shear-plane, joint and fracture surfaces, which post-date gold-mineralized fabrics. The best examples of this group are found within the 40-km long Jacobina gold district (Canavieiras, Itapicurú [Morro do Vento and Morro do Vento Extension] and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Figure 7-2 shows a geological section of the Jacobina mine area showing the distribution of the gold-bearing reefs and Figure 7-3 is a cross section of the Joao Belo area. In the mine area, stratigraphy dips consistently eastward at 50  to 70 . Cross bedding and ripple marks indicate that the sequence is right-side-up. Table 7-1 summarizes the principal characteristics of the main gold mineralized reefs at Jacobina. Economically, the most important past producers have been the Basal and Main reefs in the Lower Conglomerate Unit and the lower part of the Upper Conglomerates. The majority of current mineral resources are in the lower unit of the Upper Conglomerates. It is important to note, however, that only certain reefs within a particular package will be mineralized. Other sub-parallel reefs with similar sedimentalogical features may be unmineralized.

(m)
W
E
1100
1000
900
800
700
600
500
400
300
200
100
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
LU Reef
MU Reef
LVLPC
MSPC
MVT- 11
MVT-4
MVT- 4A
DATUM 700 m
Main Reef Zone
Basal Reef
Legend
Ultramafic Dike
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Thrust - Fault (Jacobina Fault)
Drill Hole
Scale
0 50
Meters

Figure 7-2 Geological Cross Section through the Morro do Vento zone
(DSM, 2005).

Figure 7-3 Geological Cross Section through the João Belo Zone (DSM, 2005)

Table 7-1 Characteristics of Principal Mineralized Reefs, Jacobina Mine (DSM, 2005, updated from Micon, 2007)

Mine	Zone	Location	Strike	Thickness	Avg. Grade	Description
			(m)	(m)	(g/t Au)

MORRO DO VENTO/MORRO DO VENTO EXTENSION (ITAPICURÚ)

LVLPC		Morro de Vento	400	2	4.8	Large and very large pebbles, only locally mineralized.

MU (Superior) Reef		Morro de Vento	1,700	3 to 10	2.0	Medium to small pebbles

LU (Inferior) Reef		Morro de Vento	1,700	3 to 10	2.4	Medium to large pebbles.

Main Reef		60 to 90 m above basement Itapicurú	3,000	Beds of 0.1 to 3, Zone up to 12	6.0	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.

Basal Reef		At or very near basement contact - Itapicurú	1,600	3 to 10	4.0	Small to medium pebble, enrichment of gold at its upper and lower portions.

CANAVIEIRAS

Maneira	Canavieiras	600+	Beds of 0.4 to 7, Zone up to 70	1.7	Large to very large pebbles

Holandez	Canavieiras	600+	Beds of 0.9 to 6, Zone up to 30	1.7	Large to medium pebble

Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with abundant pyrite

Liberino	Canavieiras	600+	1 to 3	6.1	10 m above Piritoso; medium to large pebbles.

MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large pebble conglomerates.

LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble conglomerate.

JACOBINA MINE (JOÀO BELO)

LVLPC	Joào Belo North	1,000+	1 to 3	4.4	Large to very large pebbles.

LMPC	Joào Belo North	1,000+	10 to 25	2.2	Large to medium pebbles.

MPC	Joào Belo North	1,000+	1 to 4	3.6	Medium sized pebbles; locally contains gold values.

ANGLO AMERICAN CLASSIFICATION TERMINOLOGY FOR CONGLOMERATES OF THE JACOBINA GROUP

Size	<4 mm	4–16 mm	16–32 mm	32–64 mm	>64 mm

Symbology	VSPC	SPC	MPC	LPC	VLPC

Name	Very Small Pebble Conglomerate	Small Pebble Conglomerate	Medium Pebble Conglomerate	Large Pebble Conglomerate	Very Large Pebble Conglomerate

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates. Gold occurs as very fine grains of native gold typically 20 to 50 microns in size. Gold mineralization rarely occurs in the pebbles but when it does, it is along fractures. Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes. Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina mine area, however structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50 km north of Jacobina.

Fuchsite alteration is far more extensive than gold mineralization. Conglomerates with white quartz pebbles and a green matrix dominated by fuchsite, generally contain only low or erratic gold values. Gold mineralized conglomerates typically have grayish-blue pebbles and fine, disseminated pyrite and/or hematite in the matrix with strong silicification.

Within particular reefs, there is considerable local grade variation with higher grade zones concentrated along shear zones parallel to stratigraphy as noted by Milesi et al. (2002) at João Belo. In the Basal Reef, previous mining was concentrated at the base of the conglomerate with stopes typically 2-2.5 m wide although the actual mineralized zone is 10 to 12 m wide. Despite this local grade variation, the overall grade of different reefs based on production records is remarkably consistent both along strike and down-dip.

Fluvial channels in the Main Reef are important controls on the distribution of gold mineralization as documented by Oram (1975), Minter (1975), and Strydom and Minter (1976). Recent drilling indicates that the mineralized zone in the reef at João Belo has a 150º azimuth/44º south plunge, whereas the plunge at Morro do Vento in both main mineralized reefs the MU and LU plunges to the north at 55º.

In comparing different gold mineralized reefs, those with larger pebbles tend to have higher grades and greater potential to host gold mineralization, as at João Belo and Morro do Vento. However this is not always the case, for example at Canavieiras (Pearson et al., 2005).

The Canavieiras mine is in a distinct thrust slice separate from the main conglomerate trend that is bounded on all sides by ultramafic intrusions. Sinistral shearing in this block has resulted in a greater concentration of gold along dilation zones. Previously it was thought the open folding may have influenced controls on higher grade gold mineralization. However, work by Yamana shows that the folding is a later buckling event and does not have a major influence on the distribution of gold mineralization. Zones of hydrothermal quartz with fine, disseminated, native gold and pyrite have been intersected in several holes attesting to the importance of hydrothermal mineralization in forming this deposit.

The gold occurrences which are related to disseminations of pyrite in a fuchsitic matrix of coarse-grained quartzites and minor metaconglomerates of the Serra da Paciência Formation, which is considered herein to be equivalent to the Serra do Córrego Formation, are also likely genetically related to this group. Such examples are found at Biquinha, Cercadinho, Samburá, Pindobaçu and Fumaça gold workings, which are distributed along or close to the Pindobaçu fault system. At these localities the gold mineralization is also intimately associated with gold-bearing quartz veins deposited in tension gashes.

Quartzite, Andalusite Schist- and Metaconglomerates-hosted Gold Deposits

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g. Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings). The main hydrothermal alterations associated with these are: Silicification, sericitization, chloritization and pyritization, with minor chalcopyrite and tourmaline. The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group. The best examples of this group are: Coxo, Jaqueira, Maravilha and Lajedo gold workings. The main related hydrothermal alterations for this group are: Silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

Ultramafic-hosted gold deposits

These deposits comprise narrow, up to 4 m thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hangingwall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations. The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks. The main hydrothermal alteration types are: silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization. A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

Mafic/Intermediate Dike-hosted gold deposits

This type is the last developed, and least important, group of gold mineralization within the Jacobina area. It consists of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro Formations. The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults. Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

7.1.2  Mundo Novo Greenstone Belt Domain

Metasedimentary-hosted, shear-controlled gold deposits

Within the Mundo Novo Greenstone Belt Domain, gold mineralization occurs with disseminated pyrite and/or quartz veins in shear zones within metasedimentary rocks of the Mundo Novo Greenstone Belt. Host rocks are strongly altered chemical (metachert, banded iron/manganese formation), detritic (metagraywacke) and pelitic (graphite schist) metasediments of the Archean Mundo Novo Greenstone Belt (e.g. Santa Cruz, Pindobaçu and Fumaça/Guiné gold workings). In addition to gold, the Mundo Novo Greenstone Belt also hosts deposits of manganese oxides, zinc-copper-lead massive sulphides and barite (Micon, 2007).

Figure 7-4 presents the distribution of the mining areas, including the ones covered in the scope of this study, João Belo and Morro do Vento Mines, as well as Canavieiras, Serra do Córrego, Morro do Vento Extension.

Property Geology and Major Target Areas
Legend
Paleoproterozoic
Intrusive Rocks
Basic / Intermediate Dikes
Ultrabasic Sills & Dikes
Jacobina Group
Rio do Ouro Formation (Quartzites)
Serra do Córrego Formation (Quartzites and conglomerates)
Archean
Mundo Novo Greenstone Belt (Metagreywacke, metachert, bif, schist)
Basement (Granite Gneiss)
Thrust Fault
Normal Fault
Dextral Shear Zone
Gold Mine
Bedding
Plant
City of Jacobina
Location Map
Jacobina Mine Area Map
Jacobina Mine
January 2006
Jacobina
Jacobina Sudeste
Morro da Viuva
Canavieiras Mine
Lagartixa / Canavieiras
Serra do Córrego
Morro do Vento Extension
Itapicuru Mine
Morro do Vento
Jacobina Mine
João Belo
João Belo Su
Lajedo Preto
Campo Limpo
Jacobina Fault
Maravilha Fault
Pindobaçu / Itaitu Fault
Kilometers
8764000
8762000
8760000
8758000
8756000
8754000
8752000
8750000
8748000
8746000
8744000
8742000
330000
332000
334000
336000
338000

(Modified after Molinari et. Al., 1986)

Figure 7-4 Mineralized Zones in the Jacobina area (NCL, 2007)

8.    EXPLORATION

The 2006 and 2007 exploration programs were carried out by Yamana.

8.1  2006 Exploration Program

Information for this section has been extracted from NCL 2007, unless otherwise indicated.

Three areas of the Jacobina project were the targets of activity during 2006 (Canavieras South Extension, João Belo and Serra de Córrego) and a program was initiated late in the year at Morro do Vento to investigate the down-dip potential of the Intermediate Reef. At João Belo work focused on the continuity of the LMPC reef north of the main cross fault as well as in-fill drilling of the dip extension of the LMPC reef in support of upgrading the classification of the mineral resources from the inferred category. A summary of the drilling completed on the Jacobina Project in 2006 is provided in Table 8-1.

Table 8-1 Summary Statistics for the 2006 Drilling Campaign
(After Micon, 2007).

Target Area	Drilling Completed (m)	Number of Drill Holes
Canavieiras	10,374,4	18
Serra do Córrego	2,028.9	9
Joao Belo	6,523.3	15
Morro do Vento	332.0	1
Total	19,258.6	43

Work in the Northern Bahia Gold Belt included drilling at Pindobaçu (11 drill holes equivalent to 3,661 metres) and follow-up regional exploration including geological mapping, sampling, prospecting and soil geochemical surveys.

The goals of surface-based drilling at João Belo for the 2006 program were to test for the continuity of the LMPC reef (the main productive horizon of the mine) to the north of the fault which displaces the LMPC reef by a distance of approximately 140 m. Additional targets included expansion of the inferred resources. A total of 15 surface-based drill holes were completed. Drilling was also carried out throughout the year from underground-based set ups in support of mine planning and delineation of mineral resources. A total of 191 underground drill holes totaling 9,538.4 m in length were completed.

At Canavieiras a total of 10,374 meters of diamond drilling in 18 holes was completed to test the southern extension of the mineralized conglomerate reefs over a strike length of 2 km south of the old mine workings located 3 km north of the Jacobina mine processing plant. Results from this program were reported on May 16, 2006 and October 16, 2006. Drill holes have now been completed at approximately 100 m to 150 m spacing along the full 2 km extension from 8,758,000 m N to 8,756,000 m N. Significant intercepts and results include (all widths are true widths):

•   3.1m @ 3.88 g Au/t (MU reef) and 9.5m @ 3.35 (LU reef) in CAN-121

•   1.3m @ 3.63 g Au/t (MU reef) in CAN-123

•   20.7m @ 2.67 g Au/t (MU reef) and 6.4m @ 4.24 g Au/t (LU reef) in CAN-125

•   7.2m @ 4.49 g Au/t, 3.5m @ 7.37 g Au/t and 2.3m @ 4.53 g Au/t (MU reef) in CAN-126

•   1.6m @ 4.24 g Au/t and 3.9m @ 7.30 g Au/t in CAN-127

All holes in this program, with the exception of one hole lost in an intrusive, intersected a number of conglomerate reefs with significant gold values over the 2 km strike length drill-tested. The target reefs are not exposed at surface but have been intersected from depths of 100 meters to as deep as 600 meters below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 meters resulting in a series of stacked blocks each of which has a strike length of 500 meters to 600 meters. The Figure 8-1 shows the layout of this program.

Geological mapping indicates that the favourable Serra de Corrégo Formation stratigraphy is cut at N=8,756,000m N an east-west trending fault with an approximately 600 m offset to the west. This additional potential extension south of this fault may extend up to 2.7 km along strike further south and has never been drill tested. Reconnaissance diamond drilling at 400 m centres along strike is planned for 2008 to test this extensive target.

At Serra do Córrego, nine holes totaling 2,029 meters were completed to explore for extensions to the known resource; results of this drilling have been incorporated in the updated mineral resource estimate. The Figure 8-2 is a simplified map of the Serra do Corrego area, with the drill holes distribution. Drilling at Morro do Vento is currently in progress to test for potential down-dip extensions. Drilling at Pindobaçu resulted in definition of a mineral resource which is included in the 2007 estimates.

Figure 8-1 Canavieiras area exploration (NCL, 2007)

Figure 8-2 Serra do Córrego area exploration (NCL, 2007)

8.2  2007 Exploration Program

During the 2007 exploration program a total of 30,601 meters were drilled in 56 drill holes at the Jacobina Project. Drilling took place at Canavieiras, João Belo, Morro do Vento Extension, Morro do Vento Intermediate and Serra de Córrego, as presented in Table 8-2.

Table 8-2 Summary of the Exploration drilling
completed by JMC in 2007.

Target Area	Drilling Completed (m)	Number of Drillholes
Canavieiras	13,676	21
João Belo	6,643	12
Morro do Vento	4,068	8
Pindobaçu	6,214	15
Total	30,601	56

9.    DRILLING

9.1  Introduction

All DSM and Yamana drilling has been conducted by contract diamond drillers using wireline surface drill rigs. The drills were aligned using foresights and backsights set up by DSM geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

The drill holes in the JMC database are a mixture of BQ-sized (core diameter = 36.5 mm), NQ-sized (core diameter = 47 mm) TT-sized (slightly smaller than BQ) core. The BQ core was drilled from company owned surface exploration drill rigs and the TT core from underground.

All underground-based drill whole setups were marked up by a surveyor. The mark-up includes a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes are stopped by the driller at the specified footage, but the drill are not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

Several of the current Yamana geological staff are former JMC employees and as such, they are familiar with the local rock types, stratigraphic sequence, mineralization controls and rock codes previously used. Similar logging techniques and rock codes are being employed by Yamana to facilitate use with the previous data. The lithological codes were developed after extensive study by Anglo American geologists and sedimentologists. However, more extensive sampling has been performed compared to historical sampling. In addition, logging of hydrothermal alteration minerals, structural features and geotechnical data is now performed on a routine basis.

Logging was originally performed on paper and transferred to an Excel database. Gemcom was contracted to write a software entry program known as “Logger” for the electronic capture of data into a Gemcom format during logging. This program was tested and implemented in September 2003. The logging process was fully automated in 2004 with all data since then being captured directly in the Logger program. Yamana is presently implementing a new logging system whereby the geologist will enter the logging details through a palmtop recorder into a DHLogger database. This data will be kept in a centralized acQuire database in Belo Horizonte. Downhole Explorer software will be used to plot drill holes and sections.

The drill holes have been drilled at various angles to the mineralized layers and there is not a simple factor to convert the sample length to true thickness. The resource estimation technique has used 3D solids which enables an accurate volume to be calculated for each reef.

9.2  2006 Drilling Summary

A total of 15 surface drill holes were completed at João Belo, 18 at Canavieras and nine at Serra do Córrego. A further 191 underground drill holes were drilled at João Belo. Details on the results are discussed in Section 10,

9.3  2007 Drilling Summary

In 2007 a total of 153 surface drill holes were completed at João Belo, 43 at Canavieras, 10 at Serra do Córrego and 12 at Morro do Vento Intermediate. The number of samples availabe in the database are summarized in Table 9-1.

Table 9-1

Assay Database Available for Resource Estimation

Sample Type	Number of samples
Core	300,197
Channel	290,787
Total	590,984

The original Jacobina database, from which JMC estimated the mineral resources at the Jacobina project in 1998 (Hennessey 2002, 2003b), is comprised of two types of samples: diamond drill core and chip/channel samples. Channel data was compared to the drill hole data and was found biased (NCL, 2007), with results usually higher than those of drill hole data, for similar areas. A possible explanation is that sample collection carried out using chisel and hammer, is preferentially targeted in the softer zones. The matrix of the conglomerates would constitute a softer zone, and these are richer in gold than the conglomerate itself. Due to the noted discrepancies, JMC and NCL staff decided not to use channel information in the resource evaluation and classification for all areas.

Until the mid 1990s, the database was strictly on paper with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William Resources. DSM later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps, and sections. All holes have now been entered into the electronic database and verified by Yamana. Golder used only the drill hole assay data to prepare the current mineral resource estimate.

10.    SAMPLING METHOD AND APPROACH

Sampling at Jacobina consists of diamond drill core and chip/channel samples. The JMC database contains drill holes along a 27 km north - south trend, or approximately 3,500 ha. The areas of Golder’s scope of work represent a more dense drilling pattern, distributed along 6 km long trend and approximately 600 ha. The drilling density varies from about 25 m by 25 m grid centres in certain parts (defining measured resources) to 200 m by 200 m grid centres in others (defining inferred resources). Channel/chip samples are distributed on the same region from excavations, and collected at 5 m maximum interval spacing. The sampling protocols are summarized in the following sections.

10.1   JMC Exploration

JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample conglomerates only, but William staff changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled resulting in similar sample volumes to those taken from surface core. Generally, all samples were submitted to the mine’s assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory (NCL, 2007).

JMC geologists collected chip panel samples at regular intervals from all underground development headings which were in, or near mineralization. Samples were continuous chip/channel samples collected by hammer and moil onto a canvas mat. Historically the samples were collected over narrow widths, often less than 20 cm, however in 1996 this was modified to a standard 50 cm sample except when approaching a lithological contact when shorter samples were permitted (NCL, 2007).

10.2   DSM/YAMANA exploration and production

DSM and later Yamana, have followed similar drill core sampling procedures as those used by JMC with some modification. All drill core to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part and until present, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample being about 0.5 m long and the longest being approximately 1.0 m. Much more extensive sampling of the surrounding quartzites at shallow elevations is now standard practice.

Micon examined the relationship between sample lengths and gold grades (discussed below) and found that the average sample lengths for the LMPC reef at João Belo were approximately 0.4 m. It was found that there was no significant difference in the average grades between the raw sample lengths and the 1 m composite averages. Consequently, as a cost savings measure, Yamana has changed its sampling protocol whereby the minimum sample length will be 1 m, except where a shorter sample is needed to avoid crossing a geological boundary (Micon, 2007).

Yamana does not orientate the core prior to cutting to in order to ensure that the exploration drill holes are cut perpendicular to bedding. This may introduce some bias but as the orientation of the core is random when cut this is not likely to have a significant impact.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. During the site visit it was noted that contamination from cuttings is unlikely as the cutting tray is well above the sump and the water effectively washes the cuttings away from the cutting tray.

The sampling method and approach is of an industry standard.

11.      SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1    Sample Preparation Facilities

11.1.1 Pre-DSM

During its operation prior to 1998, the Jacobina Project had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicurú mine. The laboratory was capable of performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses. AAS assays of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analyzed by the FA method with gravimetric finish.

This laboratory was visited by Micon, and its findings were presented in a report in 1998, stating that the laboratory was well operated and appeared reliable. An excerpt from this report is as follows (Micon, 2007):

“The sample preparation facility at the laboratory consisted of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverize. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical sub-sample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100 g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. In Micon’s experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the final sample preparation stage. The 100 g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate.

Micon’s review in 1998 concluded that the sample preparation procedure described above is a conventional one that has been used in the mining industry for decades. It was noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a subsequent sample. Present best practice is considered to be a ring and puck (or puck and bowl) pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a sub-sample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most common minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate sub-sampling for analysis can become difficult. The practice of quartering the pulp to sub-sample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a sub-sample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed that they have had a very limited effect on the accuracy of the resource estimation. The discussion on data quality below tends to support this view. In Micon’s view the Jacobina mine laboratory at that time was generally well-operated and exhibited a high degree of general cleanliness and good housekeeping.”

11.1.2  DSM/Yamana (2002 to Present)

Sample Preparation and Analysis

Since a re-commencement of geological activities at Jacobina in 2002 by DSM, and on-going works by Yamana (2006 on-wards), the geochemical analyses of all samples has been primarily been performed by SGS Geosol Ltda. (SGS). SGS is an ISO 9001-registered and 2000 certified laboratory located in Belo Horizonte, Brazil. Samples are routinely shipped in batches of 100 to 250 every two to three days. Samples are initially trucked to Salvador and then shipped by air freight to Belo Horizonte. SGS regularly provides Yamana with a detailed status of all samples shipped to the laboratory, including when the samples were received and when analytical work is anticipated to be completed.

SGS Lakefield Geosol

The primary analyses of all exploration samples were performed by SGS Lakefield Geosol Ltda. (Lakefield), an ISO 9001, 2000 certified laboratory located in Belo Horizonte. Presently all of the primary analysis is being carried out at the on site laboratory. Samples were routinely shipped each 2-3 days, in batches of 100 to 250, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples. Lakefield regularly provides Yamana with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

Lakefield Geosol employed the following method for sample preparation and analysis (Micon, 2007; DSM, 2005):

•                  Core samples are initially crushed using a jaw crusher and then 250 g is split and pulverized using a “ring and puck” pulverizer to 95% passing 150 mesh.

•                  Prior to processing of samples from new projects, pilot samples are analyzed to determine the correct flux and flux composition for best analysis, as determined by the size of the lead button produced.

•                  Fifty grams of pulverized material is weighed and transferred to plastic bags containing 120 g (+/-) of the pre-mixed flux as indicated in the worksheet. The addition or omission of other fluxes such as flour and nitre (mineral form of potassium nitrate) is based upon the sample appearance and/or data gleaned from the pilot samples.

•                  The sample and fluxes are mixed, inquarted with AgNO3 and fused for approximately 45 minutes to 1 hour at 1,050°C.

•                  The samples are then removed from the furnace and poured into molds.

•                  Once cooled, the slag is separated from the lead button and the button is pounded into a cube to remove all remaining attached slag. A button weighing approximately 28 g is the ideal result. The button size is evaluated and any anomalies recorded.

•                  The buttons are then transferred to cupels that have been preheated for approximately 15 minutes. The cupels are placed in the cupellation furnace for approximately 50 minutes at 950°C, ensuring that all the lead is oxidized.

•                  The cupels are removed from the furnace and the remaining precious metal beads/prills separated for parting and acid digestion.

•                  The beads are digested in aqua regia and bulked to a predetermined volume prior to analysis by Atomic Absorption Spectrophotometer (AAS). All test tubes are calibrated to ensure equal bulk up volumes.

•                  Fire assay trays hold 24 samples always including one in-house reference sample, a blank, and one duplicate.

•                  Samples solutions are read by AAS with the data captured directly into the Laboratory Information Management System (LIMS). All sample data along with QC data are stored in the LIMS with a secure paper trail for traceability.

•                  The detection limit for the AUFA50 procedure is 5 parts per billion (ppb).

After completion of the 2003 exploration program, DSM undertook an QA/QC analysis of the analytical data. Scatter plots of duplicate samples (both Lakefield vs. Lakefield and Lakefield vs. ALS Chemex) showed regression lines without strong biases but a lot of scatter within the data. A program of screen metallics fire assaying did not find any significant nugget effect so a “cluster nugget effect” problem was suspected. Cluster nugget effect is the tendency, in some deposits, of fine gold particles to be found near other fine gold particles, in small clusters, rather than more evenly distributed. If care is not taken in sample preparation this type of mineralization will behave like a nugget. The gold at Jacobina is known to be generally fine in size hence it was considered possible that there may be a “cluster nugget” effect.

Generally, the most effective method of dealing with cluster nugget effect is to crush/pulverize to a finer size before any splitting of the sample is done. This separates the clusters of fine gold particles and distributes them more evenly through the sample before splitting. Additionally, a larger aliquot may be used for assaying. Micon recommended to DSM that it look into this phenomenon and a revised sample preparation protocol was introduced as in April, 2004. One kilogram (increased from 250 g) of sample was now pulverized to 95% passing minus 200 mesh (increased from 150 mesh). Check samples on rejects assayed at the second laboratory used the same procedure. DSM has retained coarse sample rejects for the program so any necessary re-assays can be easily completed.

NCL visited the SGS Lakefield laboratory in Belo Horizonte in several occasions, and the mine Laboratory on the course of the site visit, and is of the opinion that the procedures in place, housekeeping and organization of these laboratories is adequate and sufficient for producing accurate and unbiased analysis results (NCL, 2007).

Mine Laboratory (2005 On-wards)

The mine laboratory in the Jacobina mine complex is operated under contract by SGS Lakefield. All core and rock samples from exploration and production drilling, and channel sampling are analyzed on site by the mine laboratory. There are separate sample preparation lines for exploration and mining core samples. The laboratory also carries out a number of analyses for process control in the plant as well as for environmental monitoring. The laboratory began operations on February 11, 2005 and received its certification in the fall of 2005. The laboratory employs the full SGS Lakefield internal QA/QC protocols and regularly participates in round robin analyses. Based on the results from 3,825 sample pairs the milling was changed from 95% passing 200 mesh to 95% passing 150 mesh in 2007.

Gold is analyzed by the conventional fire assay process as follows:

•                  Fifty (50) g of pulp is taken from the pulverized material.

•                  Pilot samples are analyzed to determine the correct flux and flux composition for best analysis as determined by the size of the lead button produced. Sample weights are chosen based upon the known composition of the sample, pilot sample(s), and the required detection limit.

•                  Transferred to plastic bags containing 150 g – 170 g of the pre-determined flux as indicated in the worksheet.

•                  Add the necessary quantities of flour and nitre based upon the data gleaned from the pilots.

•                  Mix. Inquart with AgNO3.

•                  Fuse for approximately 1 hour at 1050+/-25°C. Remove from the furnace and pour the samples into the molds.

•                  Separate the slag from the lead button and pound the button into a cube.

•                  Transfer the buttons to cupels that have been heated for approximately 15 minutes.

•                  Place in the cupellation furnace for approximately 1 hour at 950+/-25°C making sure all the lead is oxidized.

•                  Remove from the furnace and separate the beads for acid digestion.

•                  Beads are digested in HNO3 and HCl and bulked to predetermined volume prior to analysis by AAS.

Fire assay trays hold 50 samples always including one reference material, a blank, and typically two duplicates. Samples are analyzed by atomic absorption spectrophotometer (AAS). Data is stored in the Laboratory Information Management System with a secure paper trail for traceability. The detection limits are 10 ppb for 30 g sample and 5 ppb for a 50 g sample.

Golder visited the mine laboratory during the course of the site visit, and is of the opinion that the procedures in place, housekeeping and organization of the laboratory is adequate and sufficient for producing accurate and unbiased analytical results

11.2    Laboratory External Reference Standards

SGS Lakefield Geosol also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures. Results of the standards, inserted by Yamana were within acceptable analytical limits and are reviewed by Jacobina mine personnel on a monthly basis. Virtually all of the standard samples are within plus or minus two standard deviations of the recommended values.

In the event that there is a deviation greater than three standard deviations in any result on the independent standard, 25% of the batch is re-run with a representative range of assays being selected. In the cases where this problem has occurred, results from the re-run have confirmed the validity of the original assay results. In addition, the results outside the range are almost always on the low side. It appears that occasionally the standard sample does not fuse properly resulting in much lower results relative to the recommended standard value.

11.2.1   JMC (1983 – 1998)

The old Jacobina mine laboratory ran a quality assurance/quality control (QA/QC) program. This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays.

11.2.2   DSM/Yamana (2002 to Present)

In June 2004, DSM introduced three (3) external analytical standards developed by Ore Research & Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd. The standards, which come in sealed foil packages containing 50 g of material, were inserted into batches of samples at the rate of 1 per 75 samples. Four (4) different standards obtained from Geostats Pty Ltd of Australia were used during 2007. These are inserted at a rate of 2 each 100 meters. In addition to the standards blanks are inserted at a rate of 2 each 100 meters, favouring mineralized zones.

Initially the check assaying program comprised 10% of pulps and 5% of rejects. However, due to increased costs and the reasonable reproducibility of the check assay results the number of pulps was reduced to 5% while the number of rejects remained the same. For all batches of samples, pulps and rejects were routinely sent to ACME Analytical Laboratories Ltd. (ACME) in Santiago, Chile.

Following its acquisition of the Jacobina project in April 2006, Yamana has continued to use the same QA/QC protocols that were followed by DSM. In 2007 the external laboratory tasked with carrying out the duplicate pulp and reject analysis was changed from ALS Chemex (located where) to ACME, Santiago, Chile.

Data from the QA/QC program is reviewed on a monthly basis.

11.3    Security

At the Jacobina mine, a large covered storage facility (roof only) is maintained, with an office for logging and racking of core. This facility is enclosed by wire mesh and has a locked gate to prevent unauthorized access. It is serviced with power and water and is located behind the mine’s main gate. There is a 24 hour security presence at the main gate and this has been the case since closure of the mine in 1998. Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility. Bagged samples are stored in this secure environment at the mine until transported to the laboratory. Old core retained by the previous operators is intact and in relatively good condition.

Although the core yard is safe and secure a number of core boxes were lost in an accident, when a stack of boxes fell and the samples got mixed. Procedures put in place by Yamana will prevent this type of accident from happening again.

Golder is of the opinion that the security measures employed at the Jacobina property are adequate.

12.    DATA VERIFICATION

12.1  QA/QC Procedures

Since the commencement of assaying at Jacobina there has been a QA/QC procedure in place. The original mine assay laboratory used duplicates and blanks. Presently there are both internal laboratory QA/QC procedures as well as an external procedure which have been set in place by Yamana. Data from these external and internal programs is reviewed on a regular basis by Yamana geology personnel. Details of the procedures are discussed in Section 13.

Based on discussions with Geosol and Yamana personnel, as well as review of procedures and data from the QA/QC programs, it is Golder’s opinion that the QA/QC programs are adequate to ensure that the assay results are sufficiently robust for a mineral resource estimate. Golder notes that the external QA/QC program is not as extensive as programs employed on some projects Golder is familiar with.

12.2    Database Checks

12.2.1  DSM/Yamana (2002- Present)

All assay results are received electronically from the laboratories along with assay certificates, in paper form, which are mailed separately. This data is added into the Gemcom drill hole database as results become available. In the 2002 program drill hole logging was performed manually with information entered into Excel spreadsheets for importing into Gemcom. All JMC holes were also entered manually into spreadsheets. During 2003 exploration Gemcom was contracted to write a direct-entry software system which allowed data to be captured electronically as logging occurs. The logging software known as “Logger” was implemented in July 2003.

DSM felt it was necessary to fully check the manually entered database files for mistakes. For each drill log, the original assay certificates were checked to ensure that the assays had been entered correctly. Data, once confirmed, was entered into a spreadsheet to be imported into Gemcom. Once an entry was complete, the spreadsheet was printed out and rechecked against the drill log. Survey data for the drill hole collars was also checked to ensure that they were located correctly. Once this stage of the checking was complete, plan maps and cross sections were plotted at the same scale as the historical archive. The new sections were overlain on the old and any discrepancies checked and corrected as necessary. DSM completed the data verification process for the historical data in July 2003 with every record checked. All data since that time has been entered digitally.

12.2.2  Golder (2007-2008)

During the course of the property visit, Golder compared the description of the lithologies, and checked the intersection depths of the remaining half core of five of the higher grade intersections in drill holes, namely: CAN7, JBA485, MCZ78, MVT424 and SCO101. CAN7 was drilled in 1978 and it was not possible to accurately determine the contact positions as the material used to mark the intersection positions was either missing or rotted. However, other information on the boxes indicated that logged intersections general corresponded to drill depths. The other drill holes confirmed that the lithologies and sample depths are accurately reflected in the drill logs.

Yamana has provided Golder with comma separated files extracted from the Gemcom database for collar positions, down hole surveys, assays, lithologies and reef identification. These files were imported into Datamine, Vulcan and internal Golder software. Although minor errors were identified by Golder, these were then corrected by Yamana and the final data was imported without any errors being detected.

Golder also requested original log, and survey data as well as assay certificates for 95 drill holes. Where no assay certificates were available, the assays in the database were checked against the assays on the drill logs. Only three errors were noted for the assays: CAN1 (2 errors) and JBA534 (1 error). Rounded numbers have been entered in the database for drill hole JBA485. Some differences were noted in the lithology files. The supplied data did not always have all of the down-hole survey information but the majority of the information was checked and is accurate.

The 3D models (solids) used to carry out the mineral resource estimate have been supplied by Yamana mine staff. The solids that were supplied in a Vulcan format and the strings used in the construction of these solids were supplied in an AutoCAD format (dxf) were imported into Datamine and Vulcan for verification.

Review of the strings that have been used to construct the solids indicates that strings have not been clipped to the drill holes. The strings may in some instances have been originally snapped to the drill holes as indicated by some of the points being off-section. Clipping the string to the drill hole ensures that the intersections in the drill hole will be captured for resource estimation. During the review of the strings it was noted that not all of the intersections lying within the interpreted reef have been sampled. In addition, there does not appear to be a uniform method for identifying values not entered, assays below the method detection limit or intervals not sampled.

The solids provided have not only been cut-off by structures but also by underground workings. Doing this will exclude information from areas that have been mined out. This information would be useful in determining continuity of mineralization. In some instances the solids did not include drill holes at their extremities due to strings not being constructed past the intersection position. When possible, some of these were corrected prior to the computing the resource estimation.

The present model is comprised of a patchwork of solids for the same horizon within individual structural domains. There are solids that are based on single intersections. The model would be better if a complete 3D geological interpretation was carried out. There should only be one solid for each reef within the blocks defined by structural boundaries such as dykes and faults

No samples from site were submitted by Golder for assay as visible gold was observed in drill holes and the project is already producing gold.

12.3    Production Reconciliation

During its operation the Jacobina mine reconciled its annual production with the mineral resource estimates. Each year the portion of the mineral resource extracted by mining was determined and multiplied by planned recovery and dilution factors. The grade of this diluted mineral resource was reconciled to production figures, as determined by the mill, and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce the reported mineral reserve grades. The MCF was calculated using the formula: (Recovered Grade + Tails Grade)/Diluted Resource Grade The MCF in use at mine closure was 0.954 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF). Micon (2007) reviewed the methodology used for the resource reconciliation and found it to be appropriate.

The results of the reconciliation show that the diluted resource estimates were predicting the head grade of mill feed to within a discrepancy of less than 5%. This indicates that the assay data produced by the mine were, on average, producing an acceptable level of accuracy for the resource estimates. Micon (2007) considered this to be within the normal range for mines and an acceptable level of reconciliation, particularly once the MCF was applied (Hennessey 2003b).

13.    ADJACENT PROPERTIES

Yamana controls most of the Bahia Gold Belt including exposures of the Serra do Córrego Formation in the entire Serra do Jacobina Range with the exception of a few small garimpeiro reservations (Micon, 2007). There are no known adjacent properties whose description or mineralization materially affects the value of Yamana’s land holdings, or opinion offered in Micon (2007). No data from any adjacent property were used in determining the mineral resources/reserves for the Jacobina Mine, at least in regards to the areas covered by NCL, specifically, Canavieiras, Morro do Vento Extension, Morro do Vento and Serra do Córrego (NCL, 2007).

14.     MINERAL PROCESSING AND METALLURGICAL TESTING

The processing plant as presented in Pearson and Tagliamonte (2005b) is reproduced below. This information is presented for general purposes only and does not affect the outcome of the mineral resource and reserve estimates presented in this report.

14.1   JACOBINA PROCESSING PLANT

The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process. The process involves the following activities: grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (CIP) circuit. A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.

The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant. The ROM is initially sized by a 50 x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm in size and has a 350 tonne per hour throughput capacity.

The product from the jaw crusher, which is <200 mm, is fed into two storage silos. The material is then feed into semi autogenous grinding mills and is ground to a nominal size of 80% passing 200 mesh. The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor. The No.2 Mill is 4,572 mm x 9,144 mm in size and is equipped with two 1,342 kW motors.

The pulp from the grinding circuit is then pumped to the leaching tanks. The leaching circuit consists of four 9.5 m diameter x 10.25 m high mechanically agitated leach tanks and twelve 212 m3 Pachucas. The leach residence time is 24 hours.

The pulp is then sent to the CIP circuit. The CIP circuit consists of six 5.6 m diameter by 7.8 m high, 180 m3 capacity mechanically agitated CIP tanks.

The enriched carbon from the CIP circuit is removed and striped of its gold. From here, the pregnant solution is circulated through electrowinning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored. The plant has a “zero discharge” criteria for its effluent into the environment. All the water used in the milling process is recycled.

Approximately 200 m3/hr of the 450 m3/hr make up water is reclaimed from the tailings pond. A new tailings pumping system was added to handle the increased throughput. There is an environmental engineer on staff who continually monitors and evaluates the mill and mines performance

In 2005 DSM commissioned AMEC Americas to complete a pre-feasibility study for the proposed plant expansion to 6,500 tpd and 10,000 tpd. Additional metallurgical testing of the ore was planned to determine how to best optimize the flow circuit in the expansion scenarios. The study was completed in 2006 and implementation has begun with the installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills. As well, Yamana has begun engineering and mine planning to increase production to 6,500 tonnes per day by late 2007.

14.2    MORRO DO VENTO TESTWORK

DSM carried out metallurgical tests on samples from diamond drill holes on the Morro do Vento target area. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina. The metallurgical test work was conducted to determine recoveries using conventional milling. DSM is continuing further test work to determine the heap leach potential for Morro do Vento.

SGS Lakefield Research Limited of Lakefield, Ontario completed the test work on six grade/ore type composites and one overall master composite prepared from rejects of diamond drill hole samples from the Morro de Vento project. Samples were selected by DSM to provide a representative range of grade and proportion of oxide/sulphide. Sample selection and the metallurgical test process were reviewed by Bruce Ferguson, P.Eng. consulting metallurgist of Kappes, Cassidy & Associates. All samples were originally prepared and tested for gold by fire assay by Lakefield Geosol in Brazil.

The six grade/ore type composites and one overall Master Composite were crushed to -10 mesh. Metallurgical tests consisted of grinding tests on the Master Composite, followed by cyanidation tests on the Master Composite and the individual Grade/Ore Type composites. Averaged gold assay results for the individual composites ranged from 0.53 g Au/t for the Low Grade Oxide composite to 3.50 g Au/t for the High Grade Oxide composite. Direct assay of the Master composite by screened metallics indicated a grade of 1.73 g Au/t. SGS Lakefield reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97.0%. No significant difference in extraction was observed for the tests conducted at shorter, 12 hour, and longer, 48 hour, leach times. Cyanide and lime consumption for the Master Composite were found to be at 0.81 kg/t and 0.22 kg/t, respectively. Extractions for the individual grade/ore type composites ranged from 90.8% for Low Grade Oxide to 98.5% for High Grade Mixed. Tailings gold grades for these samples ranged from 0.02 to 0.07 g Au/t.

Metallurgical tests were carried out by Lyn Jones, P.Eng., Project Metallurgist and Inna Dymov, P.Eng., Senior Metallurgist of SGS Lakefield Research in Lakefield, Ontario. Mr. Jones and Ms. Dymov are Qualified Persons as defined under National Instrument 43-101. Original sample preparation was carried out by Lakefield Geosol, an ISO 9001-2000 laboratory based in Brazil.

Sample selection was done by DSM and reviewed by Mr. Bruce Ferguson, P.Eng. consulting metallurgist for DSM with Kappes, Cassidy & Associates. Mr. Ferguson is a Qualified Person as defined under National Instrument 43-101.

15.       MINERAL RESOURCE ESTIMATE

15.1     Exploratory Data Analysis

15.1.1  Assays

The samples database was used to define the estimation units for the five Jacobina models. Statistics and probability plots were produced to support the definition of estimation domains adopted by the estimation process. This analysis aims to find similarities in the grade distributions between the different sample populations and determine possible groupings of geological units into estimation domains.

The analysis was carried out considering the samples database without capping or filtering by length. The sample values were weighted by length.

15.1.2  Canavieiras

Basic statistics for the Canavieiras samples are shown in Table 15-1. The comparison between the mean grade and the standard deviation for each reef is shown in Figure 15-1.

The comparison of the main statistical features and the distributions of the Au grades for Canavieiras suggests that the reefs are adequate to be considered as independent estimation domains. In cases where the statistical features are relatively similar (MU and MSPC), their distributions (Figure 15-2) proved to be different.

Table 15-1 Summary statistics for Canavieras mine

REEF (Code)	No. Obs.	Minimum	Maximum	Mean	Variance	Coeff Var
				(g/t Au)
Holandez (51)	788	0.000	156.010	2.716	92.575	3.543
Liberino (52)	536	0.000	67.790	3.625	35.330	1.640
LU (53)	950	0.000	178.480	3.976	125.632	2.819
Maneira (54)	673	0.000	66.340	1.500	11.996	2.309
MU (55)	1924	0.000	114.280	2.735	38.900	2.280
Piritoso (56)	856	0.000	141.750	7.066	201.508	2.009
MSPC (57)	544	0.000	84.930	2.308	25.256	2.177

Figure 15-1 Mean Au grade vs Standard Deviation by reef – Canavieiras

Figure 15-2 Cummulative probability plots by reef - Canavieiras

15.1.3  Joao Belo

The statistic summary for the Joao Belo sample grades is shown in Table 15-2 and the corresponding mean grade vs. standard deviation graph is presented in Figure 15-3. These results show that reefs FW and LMPC have similar mean and standard deviation values, whereas LVL and MPC present different values.

The probability distributions of composite grades for the 4 reefs comprising the João Belo model are shown in Figure 15-4. It is observed that the distributions of FW and LMPC are dissimilar for grades below 1 g/t, refuting that the grouping of these two populations could be adequate. Reefs LVL and MPC present clearly different distributions supporting the results obtained from the statistical analysis.

The four reefs that comprise the Joao Belo mine will be used separately as estimation domains.

Table 15-2 Summary statistic from João Belo mine

REEF (Code)	No. Obs.	Minimum	Maximum	Mean	Variance	Coeff Var
				(g/t Au)
FW (41)	5037	0.010	294.450	1.965	26.086	2.599
LMPC (42)	24104	0.000	293.880	2.029	20.317	2.222
LVLPC (43)	2339	0.000	139.280	1.311	14.506	2.906
MPC (44)	1433	0.010	48.600	2.060	12.197	1.695

Figure 15-3 Mean Au grade vs Standard Deviation by reef — Joao Belo

Figure 15-4 Cummulative probability plots by reef – Joao Belo

15.1.4 Morro do Vento Extension

The statistics summary for the Morro do Vento Extension sample grades is shown in Table 15-3.

Table 15-3 Summary statistics from Morro do Vento Extension

REEF (Code)	No. Obs.	Minimum	Maximum	Mean	Variance	Coeff Var
				(g/t Au)
Basal (11)	2738	0.000	128.200	2.581	34.589	2.278
FW (12)	1048	0.000	126.330	2.142	38.798	2.908
MRZ (13)	650	0.000	84.880	4.485	67.042	1.826

Figure 15-4 shows that MZR reef has a higher mean grade and standard deviation than the rest of the reefs. The standard deviation values for reefs FW and Basal are very similar, but their mean grades present an approximate difference of 0.4 g/t, which is considered relevant.

The Au grade distributions in Figure 15-5 show the clear separation of the MRZ reef distribution. The distributions for FW and Basal proved to be dissimilar, with their distribution curves showing different slopes.

The analysis showed that the distributions of the three reefs, along with the main statistical features, are dissimilar. The three reefs will be used as independent estimation units.

Table 15-4 Mean Au grade vs Standard Deviation by reef – Morro do Vento Extension

Figure 15-5 Cummulative probability plots by reef – Morro do Vento Extension

15.1.5  Morro do Vento Intermediate

As seen in Table 15-5, there are differences in mean Au grades between reefs. Even though MSPC and LU present relatively similar mean grade values, they have different standard deviations. These results, which are summarized in the Mean grade vs Standard Deviation graph in Figure 15-6, suggest that the Morro do Vento Intermediate reefs should be estimated independently.

Table 15-5 Summary statistics from Morro do Vento Intermediate mine

REEF (Code)	No. Obs.	Minimum	Maximum	Mean	Variance	Coeff Var
				(g/t Au)
LU (21)	2229	0.000	68.540	2.115	19.577	2.092
LVL (22)	1211	0.010	71.360	1.759	11.797	1.953
MSPC (23)	674	0.000	92.690	2.059	27.585	2.550
MU (24)	3861	0.000	108.480	1.543	13.055	2.341

The analysis of the distributions for each reef (Figure 15-7) confirms that the reefs should be considered separately. The probability plots for each reef present clear differences below 1 g/t and above 10 g/t.

The Morro do Vento reefs will be used separately as estimation domains.

Figure 15-6 Mean Au grade vs Standard Deviation by reef – Morro do Vento Intermediate

Figure 15-7 Cummulative probability plots by reef – Morro do Vento Intermediate

15.1.6  Serra do Corrego

Table 15-6 show the summary statistics for the Serra do Corrego mine by reef. It is observed that Holandez and Maneira show different statistical features, Maneira with high values and Holandez with a relatively low mean grade and standard deviation. Reefs MU and LU present very similar results, as seen in Figure 15-8.

Table 15-6 Summary statistics from Serra do Corrego mine

REEF (Code)	No. Obs.	Minimum	Maximum	Mean	Variance	Coeff Var
				(g/t Au)
Holandez (31)	159	0.010	22.380	2.083	11.229	1.609
LU (32)	724	0.000	82.200	2.359	49.461	2.981
Maneira (33)	692	0.010	581.680	3.163	452.169	6.722
MU (34)	866	0.000	105.210	2.317	40.680	2.753

Even though the results of the statistical analysis suggest that reefs MU and LU could be considered as one unit for estimation purposes, their distributions imply otherwise. As seen in Figure 15-9, for grades below 2 g/t the distributions of these two reefs are notoriously dissimilar. The analysis concluded that each reef should be used separately as estimation domains for Serra do Corrego.

Figure 15-8 Mean Au grade vs Standard Deviation by reef – Serra do Corrego

Figure 15-9 Cummulative probability plots by reef – Serra do Corrego

15.1.7  Capping

The cumulative probability plots of gold grades used in the previous section were analyzed to identify the presence of outlier values in each distribution. Values which are notoriously outside the distributions were set to a top grade value. This capping process was carried out at sample support. Table 15-7 shows the capping thresholds selected for each mine by reef.

Table 15-7 Capping values

CAN

Holandez	42.08	ppm
Liberino	29.18	ppm
LU	63.83	ppm
Maneira	17.14	ppm
MU	54.70	ppm
Piritoso	83.86	ppm
MSPC	22.52	ppm

JBA

FW	39.32	ppm
LMPC	60.75	ppm
LVLPC	22.29	ppm
MPC	22.05	ppm

MCZ

Basal	32.32	ppm
FootWall	13.74	ppm
MainReef	26.82	ppm

MVT

LU	35.89	ppm
LVL	23.08	ppm
MSPC	13.47	ppm
MU	27.50	ppm

SCO

Holandez	11.90	ppm
LU	11.40	ppm
Maneira	14.78	ppm
MU	25.19	ppm

15.1.8  Compositing

With the estimation domains defined, the samples were composited. A length analysis was carried out to detect a possible correlation between the sample length and the respective gold grades. The steps involved in the compositing process were the following:

(1)

Scatter plots were produced (Figure 15-10) to establish the possible correlations between sample lenghts and grades. The analysis indicated that in general the sample length is not correlated to grades.

(2)

Histograms were produced (Figure 15-11) for each mine by reef. The length with the highest frequency was found to be 0.5 m. This length was adopted as compositing length in order to minimize the loss of metal by the compositing process.

(3)	The compositing process produced 0.5 m composites using the Run Length tool in Vulcan®. Composites were produced using geology breaks for each reef.

(4)

Cummulative probability plots (Figure 15-12) were produced to define possible limits for high grade restriction. The influence of these high grade composites was constrained to a smaller volume than the rest of the grades (High Yield Restrictions) in the estimation process.

Figure 15-10 Scatter plots – Au grades vs sample length

Figure 15-11 Sample length histograms by mine

Figure 15-12 Composites cummulative probability plots for high yield restriction

The thresholds defined for each mine by estimation domain are shown in Table 15-8.

Table 15-8 High Yield restriction Au values

CAN

Holandez	22.7
Liberino	20.8
LU	41.5
Maneira	11.5
MU	28.7
Piritoso	36.8
MSPC	12.7

JBA

FW	30.0
LMPC	30.0
LVLPC	15.0
MPC	10.0

MCZ

Basal	19.6
FootWall	10.0
MainReef	20.0

MVT

LU	20.0
LVL	12.1
MSPC	—
MU	15.0

SCO

Holandez	2.6
LU	—
Maneira	—
MU	20.0

15.2        Bulk Density

DSM (2005) reported that JMC historically used a specific gravity of 2.7 g/cm3 for the mineral resource estimates. This specific gravity value was also based on previous work by Buckle and Alikay (2002) conducted on behalf of DSM. In this study, an average specific gravity of 2.68 g/cm3 was calculated using twelve hand specimen samples (DSM, 2005).

As part of the feasibility study conducted by SNC-Lavalin in 2003, 18 core samples were submitted by DSM for a waxed core bulk density test. This test returned a true bulk density allowing for porosity in the rock samples. The average result for the 18 samples bulk density test was 2.62 g/cm3 with very little scatter to the data (DSM, 2005). Based on this information DSM used a bulk density of 2.6 g/cm3 for their mineral resource estimates. Subsequently, Yamana and Micon used the same value (Micon, 2007).

In 2006, SGS Mineral Services conducted a bulk density tests for 20 rock samples. The average bulk density of 2.65 g/cm3 was calculated, with a standard deviation of 0.03. In view of the previous value of 2.62 g/cm3 reported in the DSM report (2005), JMC instructed NCL to also use a value of 2.6 g/cm3 for all reefs and waste rocks, including intrusives (NCL, 2007).

Golder recommends a more systematic approach to calculating the bulk density where the bulk density of each reef should be investigated separately. For the purpose of resource estimation a density value of 2.6 g/cm3 was adopted by Golder for all deposits. Golder believes this value to be reasonable and slightly conservative.

15.3        Geological Interpretation

The 3D models (solids) used to carry out the mineral resource estimate have been supplied by JMC staff. The solids were supplied in a Vulcan format and the strings used in the construction of these solids were supplied in AutoCAD format (dxf). Golder imported these to Datamine and Vulcan for verification.

Review of the strings that have been used to build the solids indicates that the some strings have not been clipped to the drill holes. The stings may in some instances have been originally snapped to the drill holes as indicated by some of the points being off- section. Clipping the string to the drill hole ensures that the intersections in the drill hole will be captured for resource estimation. During the review of the strings it was noted that not all of the intersections lying within the interpreted reef have been sampled. In addition there does not appear to be a uniform method for identifying values not entered, assays below the method detection limit or intervals not sampled.

The solids provided have not only been cut off by structures but also by underground workings. Doing this excludes information from areas that have been mined out. This information would be useful in determining continuity of mineralization. In some instances the solids did not include drill holes at their extremities due to strings not being constructed past the intersection position. When possible, some of these were corrected prior to the computing the resource estimation.

The present model is comprised of a patch work of solids for the same horizon within individual structural domains. There are solids that are based on single intersections. The model would be better if a complete 3D geological interpretation was carried out. There should only be one solid for each reef within the blocks defined by structural boundaries such as dykes and faults.

Golder considers that the geological model as produced by JMC is of an acceptable standard for the purpose of resource estimation. There is however a significant upside potential as the model is considered conservative in terms of the limited spatial continuity that has been modelled in some of the reefs.

15.4        Spatial Analysis

With the estimation domains defined, the correspondent experimental correlograms were calculated in order to determine the directions of major and minor continuity of the Au grades. This was possible due to the construction of variogram maps in horizontal and vertical sections (NS and EW). These variogram maps were obtained after the calculation of a series of correlograms in all directions covering the space every 5°, and further interpolation between the calculated directions.

In general, the directions obtained match the spatial orientation of the ore bodies. The parameters used in the calculation of the experimental correlograms are detailed in Table 15-9.

A correlogram model was fitted for each experimental correlogram in the three main directions of anisotropy. When directional variograms did not show structured patterns, omnihorizontal or omnidirectional correlograms were used. The nugget effect was obtained considering the down-the-hole correlogram. When this information was not conclusive, the nugget effect was determined analyzing the three directions together. The correlogram models are detailed in Table 15-10 to Table 15-14, and some examples showing the correlogram model fitting the experimental values are shown in Figure 15-13.

Table 15-9 Parameters for Correlogram calculation

Parameter	Horizontal	Omni Horizontal	Vertical (down-the-hole pairs)
Lag distance	12.50m	12.50m	2.00m
Lag tolerance	6.25m	6.25m	1.00m
Horizontal angle	5°	180°	5°
Vertical angle	5°	180°	5°
Horizontal bandwich	50m	99999m	50m
Vertical bandwich	2m	99999m	2m

Table 15-10 Correlogram models for Canavieiras

	Azimut/ Dip/		First Structure			Second Structure
UGE	Plunge *	C0	C1	Type	Range1	C2	Type	Range2
51	omnihor	0.30	0.6	sph	6	0.1	sph	30
	270/-5		0.01	sph	12	0.69	sph	12
52	omni	0.60	0.27	sph	11	0.13	sph	26.5
53	omni	0.60	0.23	sph	16	0.17	sph	26.5
54	omnihor	0.70	0.25	sph	6	0.05	sph	35
	270/-5		0.15	sph	5	0.15	sph	5
55	omni	0.75	0.13	sph	11	0.12	sph	28
56	omni	0.75	0.07	sph	10.5	0.2	sph	15.5
57	omni	0.85	0.06	sph	17	0.09	sph	31

Table 15-11 Correlogram models for Joao Belo

	Azimut/ Dip/		First Structure			Second Structure
UGE	Plunge *	C0	C1	Type	Range1	C2	Type	Range2
41	60/0		0.56	sph	35	0.14	sph	38
	150/0	0.30	0.48	sph	15	0.22	sph	30
	270/-5		0.65	sph	2.1	0.05	sph	7
42	omnihor	0.30	0.65	sph	5	0.05	sph	40
	270/-5		0.6	sph	1.2	0.1	sph	5
43	omnihor	0.35	0.58	sph	5	0.07	sph	50
	270/-5		0.5	sph	1.5	0.15	sph	6
44	omnihor	0.60	0.29	sph	5	0.11	sph	50
	270/-5		0.18	sph	1.5	0.22	sph	6

Table 15-12 Correlogram models for Morro do Vento Extension

	Azimut/ Dip/		First Structure			Second Structure
UGE	Plunge *	C0	C1	Type	Range1	C2	Type	Range2
11	omnihor	0.50	0.44	sph	5	0.06	sph	35.5
	270/-5		0.27	sph	1.3	0.23	sph	3.5
12	omnihor	0.50	0.44	sph	5	0.06	sph	18
	270/-5		0.45	sph	6	0.05	sph	6
13	omnihor	0.60	0.2	sph	5	0.2	sph	60
	270/-5		0.3	sph	1	0.1	sph	6

Table 15-13 Correlogram models for Morro do Vento Intermediate

	Azimut/ Dip/		First Structure			Second Structure
UGE	Plunge *	C0	C1	Type	Range1	C2	Type	Range2
21	145/0		0.4	sph	65	0.4	sph	65
	55/0	0.20	0.48	sph	20	0.32	sph	50
	270/-5		0.32	sph	1	0.48	sph	6
22	145/0		0.33	sph	20	0.17	sph	60
	55/0	0.50	0.19	sph	40	0.31	sph	60
	270/-5		0.42	sph	1	0.08	sph	5
23	85/0		0.2	sph	80	0.2	sph	80
	175/0	0.60	0.31	sph	35	0.09	sph	60
	270/-5		0.2	sph	6	0.2	sph	6
24	10/0		0.2	sph	20	0.3	sph	90
	100/0	0.50	0.3	sph	15	0.2	sph	65
	270/-5		0.4	sph	2	0.1	sph	5

Table 15-14 Correlogram models for Serra do Corrego

	Azimut/ Dip/		First Structure			Second Structure
UGE	Plunge *	C0	C1	Type	Range1	C2	Type	Range2
31	omni	0.85	0.12	sph	19.5	0.03	sph	39.5
32	omni	0.85	0.09	sph	25	0.06	sph	50
33	omni	0.70	0.19	sph	11	0.11	sph	25.5
34	omni	0.76	0.16	sph	7	0.08	sph	52

Joao Belo	LMPC Reef

Canavieiras	Holandez Reef

Morro do Vento Extension	MRZ Reef

Figure 15-13 Correlogram models and experimental values

15.5     Resource Block Models

Three-dimensional block models constructed in Vulcan® were used to estimate the gold block grades for all five deposits. The dimensions of the models based on the local grid are listed in Table 15-15 to Table 15-19. A parent block size of 2.5 m east-west (X), 2.5 m north-south (Y) and 2.5 m vertically (Z) was used. The horizontal and vertical block sizes selected are appropriate to represent the narrow vein bodies modeled by the mine geologists.

Sub-blocking was employed only in the east-west direction and allowing for values as low as 0.5 m. Each block within the mineralization envelope was flagged with the mineralized domain.

Table 15-15

Block Model Dimensions – Canavieiras

Direction	Minimum	Maximum	Block size	Sub-block size	No of Blocks	No of sub-blocks
Easting (X)	34,900	35,700	2.5	0.25	320	3,200
Northing (Y)	56,000	58,700	2.5	2.5	1080	1,080
RL (Z)	-150	700	2.5	2.5	340	340

Table 15-16

Block Model Dimensions – Joao Belo

Direction	Minimum	Maximum	Block size	Sub-block size	No of Blocks	No of sub-blocks
Easting (X)	33,750	34,850	2.5	0.25	440	4,400
Northing (Y)	50,485	52,485	2.5	2.5	800	800
RL (Z)	-12	993	2.5	2.5	402	402

Table 15-17

Block Model Dimensions – Morro do Vento Extension

Direction	Minimum	Maximum	Block size	Sub-block size	No of Blocks	No of sub-blocks
Easting (X)	34,200	34,800	2.5	0.25	240	2,400
Northing (Y)	54,300	55,800	2.5	2.5	600	600
RL (Z)	150	800	2.5	2.5	260	260

Table 15-18

Block Model Dimensions – Serra do Córrego

Direction	Minimum	Maximum	Block size	Sub-block size	No of Blocks	No of sub- blocks
Easting (X)	34,500	35,100	2.5	0.25	240	2,400
Northing (Y)	53,000	55,100	2.5	2.5	840	840
RL (Z)	400	1150	2.5	2.5	300	300

Table 15-19

Block Model Dimensions – Morro do Vento Intermediate

Direction	Minimum	Maximum	Block size	Sub-block size	No of Blocks	No of sub- blocks
Easting (X)	34,600	35,200	2.5	0.25	240	2,400
Northing (Y)	56,200	57,500	2.5	2.5	520	520
RL (Z)	440	990	2.5	2.5	220	220

15.6  Interpolation Plan

Ordinary block kriging was used to interpolate block gold grade values. The kriging plan was:

•                      Three estimation passes with increasing search ranges and variable sample restrictions;

•                      Octant search was used for 1st and 2nd passes;

•                      Maximum of three (3) 0.5 m composites per drill hole, thus, a minimum of two drill holes were required to estimate block grades in the 1st and 2nd passes;

•                      Block discretisation of 5 x 5 x 5 (X, Y, Z); and

•                      Composites were selected only from the corresponding resource estimation domain.

The orientation of the search ellipsoids was defined to match the spatial orientation of the reefs. Table 15-20 presents the search ranges used for the estimation of each reef and Table 15-21 shows the sample restriction parameters adopted for each estimation pass.

A small number of blocks were not estimated. These non-estimated blocks were sufficiently distant to drill holes to be considered unsuitable for classification as an inferred resource.

Table 15-20

Kriging Plan – Search Ranges

Model	Reef	p1 x	p1 y	p1 z	p2 x	p2 y	p2 z	p3 x	p3 y	p3 z

	Basal	35	35	3	70	70	6	105	105	9
MVT EXT	FW	18	18	3	36	36	6	54	54	9
	MRZ	50	50	3	100	100	6	150	150	9

	LU	50	50	3	100	100	6	150	150	9
MVT INT	LVL	50	50	3	100	100	6	150	150	9
	MSPC
	MU	50	50	3	100	100	6	150	150	9
		50	50	3	100	100	6	150	150	9

	HOLANDEZ	40	40	3	80	80	6	120	120	9
SCO	LU	50	50	3	100	100	6	150	150	9
	MANEIRA	25	25	3	50	50	6	75	75	9
	MU	50	50	3	100	100	6	150	150	9

	FW	38	30	3	76	60	6	114	90	9
JBA	LMPC	40	30	3	80	60	6	120	90	9
	LVLPC	50	50	3	100	100	6	150	150	9
	MSPC	50	50	3	100	100	6	150	150	9

	HOLANDEZ	30	30	3	60	60	6	90	90	9
	LIBERINO	35	35	3	70	70	6	105	105	9
	LU	30	30	3	60	60	6	90	90	9
CAN	MANEIRA	37	37	3	74	74	6	111	111	9
	MU	30	30	3	60	60	6	90	90	9
	PIRITOSO	15	15	3	30	30	6	45	45	9
	MSPC	31	31	3	62	62	6	93	93	9

Table 15-21

Kriging Plan – Sample restrictions

Estimation pass	1st	2nd	3rd
Min number of samples	5	5	2
Max number of samples	24	24	24
Min number of octants with samples	3	2	—
Min number of drillholes	2	2	—

15.7     Block Model Validation

Validation of the resource model included: (i) visual comparison of composite grades against the interpolated model grades; (ii) Comparison of composite and block model statistics; (iii) Comparison of Nearest Neighbour (NN) estimate and block model statistics.

Visual inspection of section and plans showing drill hole composite and block gold values showed good agreement.

The comparison of block model statistics against declustered composite grades and NN estimates showed that Kriging estimates have slightly lower mean values than composite grade and NN estimates. The main reason for the differences is that both NN estimates and declustered statistics do not have the restriction that constrains the volume of influence of high grades samples. The lack of such restriction necessarily allows for the smearing of high grade values, which in turn will produce higher mean values. The comparison was done considering only well informed blocks, i.e., those estimated in the 1st and 2nd passes only.

Table 15-22 to Table 15-26 show the statistics of the Kriging estimates, composite grades and NN estimates. The results are summarized in Figure 15-14 to Figure 15-18. The results show reasonable agreement between the kriged and local composite gold averages, with some degree of conservatism.

Table 15-22 Canavieiras block model – Statistical comparison by reef

Kriging Estimates (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
51	16,957	0.002	13.761	2.373	2.123	0.894
52	14,090	0.120	12.082	4.359	2.142	0.491
53	17,602	0.001	27.119	3.280	3.336	1.017
54	4,668	0.038	4.679	0.864	0.559	0.647
55	55,486	0.001	19.954	2.481	2.060	0.830
56	10,793	0.129	26.149	5.188	4.202	0.810
57	22,455	0.024	9.428	2.255	1.434	0.636

NN Estimates (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
51	16,948	0.000	42.080	2.127	2.603	1.224
52	14,083	0.000	22.149	4.191	4.430	1.057
53	17,774	0.000	56.006	4.863	7.618	1.567
54	4,668	0.010	9.914	1.718	1.101	0.641
55	55,468	0.000	42.021	2.874	3.926	1.366
56	10,793	0.010	68.251	5.646	8.279	1.466
57	22,324	0.011	19.795	4.069	3.497	0.859

Declustered composites (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
51	700	0.000	42.127	2.133	2.606	1.221
52	398	0.000	27.547	4.254	4.492	1.056
53	1,134	0.000	63.830	4.771	7.612	1.595
54	588	0.001	17.140	1.720	1.111	0.646
55	2,166	0.000	54.700	2.890	3.935	1.361
56	619	0.000	83.860	5.651	8.219	1.454
57	574	0.011	19.945	4.065	3.455	0.850

Figure 15-14 Canavieiras block model – Mean grade comparison by reef

Table 15-23 Joao Belo block model – Statistical comparison by reef

Kriging Estimates (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
41	88,609	0.018	13.374	1.810	1.277	0.706
42	619,541	0.010	13.195	1.858	1.183	0.636
43	63,462	0.056	5.627	1.268	0.797	0.628
44	71,157	0.053	5.302	1.663	0.734	0.441

NN Estimates (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
41	88,499	0.010	39.297	2.075	3.253	1.568
42	619,494	0.010	57.591	1.966	2.888	1.469
43	63,462	0.000	22.290	1.373	1.913	1.393
44	71,046	0.010	22.050	1.815	1.900	1.046

Declustered composites (g/t)

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
41	4,636	0.010	39.320	2.058	3.228	1.568
42	20,395	0.010	60.750	1.951	2.877	1.474
43	2,045	0.000	22.290	1.394	1.930	1.385
44	1,124	0.010	22.050	1.828	1.908	1.044

Figure 15-15 Joao Belo block model – Mean grade comparison by reef

Table 15-24 Morro do Vento Extension block model – Statistical comparison by reef

Kriging Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
11	119,763	0.036	10.674	2.322	1.291	0.556
12	4,416	0.108	3.593	1.335	0.458	0.343
13	19,415	0.233	7.866	2.965	1.355	0.457

NN Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
11	119,798	0.000	32.320	2.754	3.237	1.176
12	6,613	0.000	13.740	1.285	1.068	0.831
13	19,260	0.000	26.814	3.329	3.284	0.987

Declustered composites

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
11	2,117	0.000	32.320	2.756	3.232	1.173
12	682	0.000	13.740	1.297	1.079	0.832
13	374	0.000	26.820	3.332	3.259	0.978

Figure 15-16 Morro do Vento Extension block model – Mean grade comparison by reef

Table 15-25 Morro do Vento Intermediate – Statistical comparison by reef

Kriging Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
21	120,632	0.030	20.230	1.884	1.142	0.606
22	57,819	0.133	6.852	1.707	0.807	0.473
23	24,217	0.037	4.354	1.342	0.637	0.474
24	166,776	0.010	7.040	1.503	0.799	0.532

NN Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
21	93,442	0.010	25.041	2.215	2.848	1.285
22	43,190	0.010	23.071	1.788	1.921	1.074
23	21,748	0.000	13.470	1.634	1.840	1.126
24	166,096	0.000	27.238	1.822	2.030	1.114

Declustered composites

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
21	1,928	0.000	35.890	2.215	2.851	1.287
22	1,047	0.010	23.080	1.809	1.912	1.057
23	500	0.000	13.470	1.646	1.842	1.119
24	3,551	0.000	27.531	1.825	2.026	1.110

Figure 15-17 Morro do Vento Intermediate block model – Mean grade comparison by reef

Table 15-26 Serra do Corrego block model – Statistical comparison by reef

Kriging Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
31	4,187	0.199	1.831	0.870	0.368	0.423
32	24,381	0.030	5.084	1.308	0.634	0.484
33	1,567	0.018	5.190	1.692	1.080	0.638
34	26,483	0.010	13.326	1.555	0.774	0.498

NN Estimates

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
31	4,567	0.036	11.892	1.025	0.612	0.597
32	26,616	0.000	11.403	1.800	1.791	0.995
33	13,664	0.010	14.777	2.012	1.747	0.868
34	29,045	0.010	25.190	1.761	1.928	1.095

Declustered composites

Domain	No. Obs.	Minimum	Maximum	Mean	Stand. Dev.	Coeff Var
31	143	0.036	11.892	1.042	0.648	0.622
32	645	0.000	11.403	1.765	1.775	1.006
33	535	0.010	14.780	2.027	1.747	0.862
34	701	0.010	25.190	1.756	1.907	1.086

Figure 15-18 Serra do Corrego block model – Mean grade comparison by reef

15.8        Resource Classification

The resource classification criteria are primarily based on the data quantity and proximity. This has been done by assigning codes 1, 2 and 3 as Measured, Indicated and Inferred to block categories depending on the outcome of a spatial searching strategy.

The procedure started by assigning blocks to the different categories based on the following criteria:

•                       Measured Resources: Blocks estimated in the first pass with average sample distance less or equal to 25 meters.

•                       Indicated Resources: Blocks estimated in the first or second pass with average sample distance less or equal to 60 meters.

•                       Inferred Resources: Blocks estimated in first, second or third passes that have not been assigned to the categories of Measures or Indicated.

The resulting classification was them smoothed by the use of a moving average algorithm. This practice generates more compact volumes of Measured, Indicated and Inferred material.

15.9        Mineral Resource Tabulation

The Mineral Resource estimate for the Jacobina mining complex, as estimated by Golder, is shown in Table 15-27. The resource is declared for a 0.5 g/t gold cut-off. Rounding may result in errors in reproducing the totals from the individual components shown in this table.

Table 15-27
Measured, Indicated and Inferred Mineral Resources
in the Jacobina Mine area as at December 31, 2007(1)(2)(3)

Areas	Tonnes (000s)	Grade (grams of gold per tonne)	Ounces of Gold (000s)
Measured Resources
João Belo (a)	8,035	1.97	509.7
Morro do Vento Intermediate (b)	1,513	1.92	93.6
Morro do Vento Extension (c)	502	2.65	42.8
Serra do Corrego (d)	393	1.99	25.2
Canavieiras (e)	858	3.08	85.0
Total Measured Resources	11,301	2.08	756.2
Indicated Resources
João Belo (f)	14,137	1.88	852.5
Morro do Vento Intermediate (b)	8,140	1.96	512.2
Morro do Vento Extension (c)	3,987	2.42	310.6
Serra do Corrego (d)	1,348	2.08	90.3
Canavieiras (e)	4,298	3.12	430.6
Total Indicated Resources	31,910	2.14	2196.3
Total Measured and Indicated Resources	43,212	2.13	2952.4
Inferred Resources
João Belo (a)	15,112	1.91	930.4
Morro do Vento Intermediate (b)	1,408	2.31	104.8
Morro do Vento Extension (c)	1,206	1.91	74.3
Serra do Corrego (d)	736	2.32	54.9
Canavieiras (e)	14,548	3.46	1,616.9
Total Inferred Resources	33,010	2.62	2,781.2

(1)	The Mineral Resources are classified as Measured, Indicated and Inferred and are based on CIM Standards.
(2)	All resources are estimated at 0.5 g/t Au cut-off grade and assuming a global density value of 2.6 g/cm3.
(3)	Remnant material consists of rib and sill pillars.

(a)	LMPC, MPC, FW, LVLPC reefs and Remnant Material.
(b)	LU, MU, LVLPC, MSPC reefs.
(c)	Basal, Main, FW reefs.
(d)	LU, MU, Maneira, Holandez reefs.
(e)	Maneira, Holandez, MSPC+LVLPC, MU, LU, Liberino and Piritoso reefs.
(f)	LMPC, MPC, FW, LVLPC reefs.

16.          MINERAL RESERVE ESTIMATE

16.1        Location and Topography

A general view of the Jacobina mine, showing the locations of the principal deposits is presented in Figure 16-1.

Figure 16-1 Jacobina Mine, General View

The location and topography for the Morro do Vento Extension (MCZ), Morro do Vento Intermediate (MVT), Serra do Córrego (SCO), Canavieiras (CAN) and Joao Belo (JBA) areas are shown in Figure 16-2, Figure 16-3, Figure 16-4, Figure 16-5 and
Figure 16-6.

Figure 16-2 MCZ Topography

Figure 16-3 SCO Topography

Figure 16-4 JBA Topography

Figure 16-5 MVT Topography

Figure 16-6 JBA Topography

16.2        Mineral Reserve Estimation Methodology

The development of a mineral reserve starts with the geological resource model and consists on the application of a series of technical and economical restrictions related to the future mining operation. The first step in this process is the selection of areas that can be economically mined. Next, a detailed mine development plan is developed.

The mineral reserve was developed based on the new resource models estimated by Golder. A basic conceptual design of stopes, accesses and ramps was built using Datamine software.

What follows is a description of the parameters used to develop the mineral reserves for the five main deposits that comprise the Jacobina Mining Complex.

16.2.1   Economical and Metallurgical Parameters

The cost estimates for the economical analysis was based on the actual values obtained from a cost study performed by Golder in 2007. These costs were validated by JMC personnel. The long term gold price was defined as US$575 per ounce.

Records mainly reflect the current exploitation. Although the database does not have an appropriate itemization to differentiate mining costs for each sector, these figures were considered acceptable for the purpose of mineral reserve estimation. The cut-off grade used was the same for all mines.

Table 16-1 describes the project cost components adopted as well as the gold price and metallurgical recovery. These economical and metallurgical parameters result on a breakeven cut-off grade of 1.49 g/t.

Table 16-1 Cut-off Grade Estimation

Description	Unit	Value
Mining Cost	US$/t	15.25
Processing and G&A	US$/t	10.93
Process Recovery	%	95
Gold Price	US$/oz	575
Breakeven Cut-off Grade	g/t	1.49

The breakeven cut-off grade was used to define ore envelopes that can pay for mining costs, processing costs and G&A. All reserves were calculated based on blocks classified as Measured and Indicated. All inferred resources were considered waste. For the calculation of reserves any internal blocks with grade between 1.49 g/t and a marginal cut-off grade of 0.62 g/t were considered as internal dilution.

16.2.2   Geotechnical Information

The geotechnical information supporting the underground mine design is available in the technical document “Anexo 3” called “Avaliação das Condições Geomecânicas das minas da JMRC RT-079-515-007-00-B” which includes Golder’s December 2007 recommendations. Golder considers this information suitable for the development of mineral reserves.

Table 16-2 describes the geotechnical parameters considered.

Table 16-2 Current Geotechnical Parameters (m)

Mina	Thickness	Dip	Hydraulic Radius	Sill Pilar	Rib Pilar	Length (L)	Hight (H)
JBN	8-15m	45° - 60°	13m	> 12m	12m	50 or 40m	57 to 80m
MVT INT.	3-7m	45° - 60°	10m	10m	6.5m	26.5m	87m
MVT EXT.	3-8m	55°	<10m 4	10m	7m	30m	55m
CAN	3-10m	30° - 75°	7.8 - 9.5m 4	10m	6.5m	30m	50m

For the purpose of this study the Sub-level Stoping method has been selected as the mining method for all mines. This method is considered suitable and consequent with the current reality of the JMC operation.

16.2.3   Mining Recovery Factors

The conversion of the mineral resource into a mineral reserve is based on a series of technical and economical aspects. An important factor is the recovery achieved by the mining method considered. This factor accounts for pillars, losses by structural problems, historical performance of the operation and geotechnical aspects. In agreement with JMC personal and based on the current operation, a mining method recovery factor of 70% was adopted. In addition, a mining recovery factor of 95% was applied to account for operational losses.

16.2.4   Dilution

For reserve estimation a dilution factor was defined based on the historical dilution observed in the JMC mines. The dilution factor adopted was 12% with a grade of 0.25 g/t. The same factor was used for all mines.

Golder considers this factor to be conservative but acceptable for the definition or mineral reserves.

16.2.5   Mine Design Parameters

Some key mine design parameters and criteria were provided by JMC and adjusted according to Golder’s experience.

•    Ramp slope: 15%

•    Main access dimensions: 5,0 x 5.5 m

•    Production galleries and secondary accesses: 4,0 x 4.8 m

•    Diameter of ventilation raises: 1.8 m

•    Maximum jumbo production rate: 260 m/month

•    Maximum ramp advance rate: 90 m/month

•    Rate of advance at production level: 60 m/month

•    Maximum production: 45000 tpm in JBA

•    Maximum production of 15000 tpm in MCZ, MVT, CAN and SCO

•    Loading and maneuver points: 1 at each 100 m

•    Beginning of stope exploitation: 1 month after the ending of the development

•    Minimum distance between the surface and the excavation: 25m

•    Development price: US$2000/m

•    Reserves developed only for Measured and Indicated resources

An economic analysis was carried out on the basis of a development cost of US$2000/m. The objective was to identify areas with Measured and Indicated resources above the breakeven cut-off grade that could pay for both the development and extraction costs.

The mine design has been carried out considering both existing and under development accesses. A key design concept adopted was the independence of mine accesses; nevertheless, Serra Corrego has a shared access with Canavieras.

16.3     Joao Belo

The Proven and Probable Mineral Reserves for Joao Belo are 7,756,767 tonnes with an average grade of 1.82 g/t Au, containing 453,935 ounces as shown in Table 16-3. The stopes and infrastructure designed for the Joao Belo are illustrated in Figure 16-7.

Table 16-3 Mineral Reserves, Joao Belo

Category	Tonnes	Grade Au	Contained Gold
		(g/t)	(ounces)
Proven	1,829,562	1.87	109,762
Probable	5,927,204	1.81	344,172
Total Proven and Probable	7,756,767	1.82	453,935

This design considered the development and preparation as at December 2007. As Joao Belo is currently the main ore provider of JMC and according to the existing mine plan, Golder and JMC have specified a production schedule for Joao Belo starting at the beginning of 2008. This scenario involves continuation of the existing development and production in levels 335 and 300. In addition, the production in 2008 will be complemented with ore contained between the levels 370 and 435. Reefs MPC and LVL are expected to provide ore for the remaining of the mine life.

It is important to point out that operational difficulties are expected for the exploitation of the reefs MPC and LVL due to their narrow dimensions and proximity to old stopes. Further rock mechanical studies will be required.

Figure 16-7 Joao Belo: Stopes and Infrastructure

16.4        Morro do Vento Intermediate

The Proven and Probable Mineral Reserves for the Morro do Vento Intermediate are 5,916,973 tonnes with an average grade of 1.82 g/t Au, containing 345,488 ounces as shown in Table 16-4.

Table 16-4 Mineral Reserves, Morro Vento Intermediate

Category	Tonnes	Grade	Contained Gold
		(g Au/t)	(ounces)
Proven	940,206	1.81	54,625.37
Probable	4,976,768	1.82	290,862
Total Proven and Probable	5,916,973	1.82	345,488

The conceptual design of the stopes and infrastructure for the Morro do Vento Intermediate can be seen in Figure 16-8. The design strategy considers the division of the mine in 5 sectors. Sectors 1, 2 and 3 are located in the central zone, 4 in the south zone and 5 in the north zone.

Figure 16-8 Morro do Vento Intermediate: Stopes and Infrastructure

16.5        Morro do Vento Extension

The Proven and Probable Mineral Reserves for Morro Vento Extension are 1,967,077 tonnes with an average grade of 2.42 g/t Au, containing 152,881 ounces as shown in Table 16-5.

Table 16-5 Mineral Reserves, Morro do Vento Extension

Category	Tonnes	Grade	Contained Gold
		(g Au/t)	(ounces)
Proven	214,167	2.68	18,444
Probable	1,752,910	2.39	134,438
Total Proven and Probable	1,967,077	2.42	152,881

The conceptual design of stopes and infrastructure for the Morro do Vento Extension can be seen in Figure 16-9. The design strategy considers the division of the mine in 12 sectors.

Figure 16-9 Morro do Vento Extension: Stopes And Infrastructure

16.6     Canavieras

The Proven and Probable Mineral Reserves for Canavieras are 2,600,340 tonnes with an average grade of 2.77 g/t Au, containing 231,505 ounces as shown in Table 16-6.

Table 16-6 Mineral Reserves, Canavieiras Zone

Category	Tonnes	Grade	Contained Gold
		(g Au/t)	(ounces)
Proven	384,056	2.69	33,198
Probable	2,216,283	2.78	198,307
Total Proven and Probable	2,600,340	2.77	231,505

The conceptual design of the stopes and infrastructure for Canavieiras is illustrated in Figure 16-10. The design strategy considers the division of the mine in 7 sectors. Sectors 1, 2 and 3 in the north zone, sector 4 in central zone and sectors 5, 6 and 7 in the south zone. A gallery was designed connecting sector 4 with the south zone. This was done to facilitate the transportation of ore to the plant.

Figure 16-10 Canavieiras: Stopes And Infrastructure

16.7        Serra do Córrego

The Proven and Probable Mineral Reserves for Serra do Córrego are 587,872 tonnes with an average grade of 2.13 g/t Au containing 40,170 ounces as shown in Table 16-7.

Table 16-7 Mineral Reserves, Serra do Córrego Zone

Category	Tonnes	Grade	Contained Gold
		(g/t Au)	(ounces)
Proven	190,695	1.75	10,743
Probable	397,177	2.30	29,427
Total Proven and Probable	587,872	2.13	40,170

The conceptual design of the stopes and infrastructure for the Serra do Córrego zone can be seen in Figure 16-11. The design strategy considers the division of the mine in 5 sectors. Serra do Córrego is not an operating mine. The mine design considers that the main access will be the south sector’s ramp of Canavieras.

Figure 16-11 Serra do Córrego: Stopes And Infrastructure

16.8        Mineral Reserves Tabulation

Table 16-8 presents the reserve figures estimated by Golder for the five main gold deposits of the Jacobina Complex. These reserve was estimated using a gold price of US$575 per ounce, a breakeven cut-off grade of 1.49 g/t Au. Conversion of the mineral resource estimate into a mineral reserve was based on appropriate mine design and planning. In particular, dilution and mine recovery are supported by historical data following established practices at the mine. The tonnes and grades are reported at an appropriate economic cut-off grade

The numbers are provided at the appropriate level of precision for public reporting and are considered an acceptable prediction of the available material expected from mining.

Table 16-8

Proven and Probable Mineral Reserves in the Jacobina

Mine area as at December 31, 2007 (1)(2)

Areas	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)
Proven Mineral Reserves
João Belo (a)	1,830	1.87	109.8
Morro do Vento (Intermediate) (b)	940	1.81	54.6
Morro do Vento Extension (c)	214	2.68	18.4
Serra do Corrego (d)	191	1.75	10.7
Canavieiras (e)	384	2.69	33.2
Probable Mineral Reserves
João Belo (a)	5,927	1.81	344.2
Morro do Vento (Intermediate) (b)	4,977	1.82	290.9
Morro do Vento Extension (c)	1,753	2.39	134.4
Serra do Corrego (d)	397	2.30	29.4
Canavieiras (f)	2,216	2.78	198.3
Total Probable and Proven Mineral Reserves	18,829	2.02	1,224.0

(1)	The Mineral Reserves are classified as Proven and Probable Reserves and are based on CIM Standards.
(2)	The gold price used is $575 per ounce.

(a)	LMPC, MPC, FW, LVLPC reefs.
(b)	LU, MU, LVLPC, MSPC reefs.
(c)	Basal, Main, FW reefs.
(d)	LU, MU, Maneira reefs.
(e)	Holandez, MU, LU, Liberino and Piritoso reefs.
(e)	Holandez, MSPC+LVLPC, MU, LU, Liberino and Piritoso reefs.

17.              REFERENCES

Adams, R, Hennessey, T., and Milbourne, J., 2005; Morro do Vento Project, Bahia, Brazil, Desert Sun Mining, Pre-Feasibility Study Report, 111p.

Almeida, F.F.M., 1977, O Cráton do São Francisco: SBG. Rev. Bras. Geoc., São Paulo, v. 7, p. 349-364.

Barnicoat, A. C., Henderson, I. H. C., Knipe, R. J., Yardley, B. W. D., Napier, R. W., Fox, N. P. C. et al. 1997, Hydrothermal gold mineralization in the Witwatersrand basin. Nature, 386, 820-824.

BLM Service Group, 1997, Operational, Technical Review and Business Plan of the Jacobina Mine Operation, Brazil, prepared for William Resources Inc.

Buckle, J and Alikaj, P, 2002, Physical Property Measurements of Rock Samples From the Jacobina Property, Bahia State, Brazil, An F1 Technical Report for Desert Sun Mining.

Buckle, J, 2003, Processing, Map Production and Interpretation of Airborne Magnetic and Radiometric Data from the Jacobina Area of Brazil for Desert Sun Mining Corp., a technical report for Desert Sun Mining.

Burke, K., Kidd, W.S.F., and Kusky, T.M., 1986, Archaean foreland basin tectonics in the Witwatersrand, South Africa: Tectonics, v. 5, p. 439-456.

Couto, P.A., Sampaio, A.R., Gil, C.A.A., Loureiro, H.C., Arcanjo, J.B., Fernandes Filho, J.F., Guimarães, J.T., Melo, R.C., 1978, Projeto Serra de Jacobina: geologia e prospecção geoquímica, relatório final, Salvador: CPRM. Convênio DNPM-CPRM., 415 p.

Coward, M.P., Spencer, R.M. and Spencer, C.E., 1995, Development of the Witwatersrand basin, South Africa, in: Coward, M.P., and Ries, A.C., eds, Early Precambrian Processes, Geol. Soc. London Spec. Pub., n. 95, p. 243-269.

DSM, 2005, Renewal Annual Information Form for the Financial Period Ended December 2005; Annual Information Form available for viewing on the SEDAR website at www.sedar.com .

Gibson, R.H., 1995, Selective fault reactivation during basin inversion: potential for fluid redistribution through fault-valve action, in Buchanan, J.G., and Buchanan, P.G., eds, Basin Inversion: Geol. Soc. London Special Pub., n. 88, p. 3-19.

Gray, G.J., Lawrence, S.R., Kenyon, K., and Cornford, C., 1998, Nature and origin of “carbon” in the Archaean Witwatersrand basin, South Africa: Jour. Geol. Soc. London, v. 155, p. 39-59.

Griffon, J.C., 1967, Apresentação do Mapa Geológico (1:100.000) da parte Central da Serra de Jacobina (Bahia), in: XXI Congresso Brasileiro de Geologia, Programa, Resumo das Comunicações, Roteiro das Excursões. SBG, Curitiba, p. 33-34.

Hennessey, B. T., 2003a; A Review Of The Proposed Phase II Exploration Program For The Jacobina Property, Bahia State, Brazil, a technical report for Desert Sun Mining Corp.

Hennessey, B. T., 2003b; A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil, a technical report for Desert Sun Mining Corp.

Hennessey, B. T., 2002 (Amended 2003); A Review of The Exploration Potential of, and A Proposed Exploration Program For, The Jacobina Property, Bahia State, Brazil”, a technical report for Desert Sun Mining Corp.

Heylmun, Edgar B. 2000, International California Mining Journal, Gold Gravels in Gondwanaland. ICMJ, June 2000.

Horscroft, F.D., 1986, The occurrence of gold in quartz-pebble conglomerate at Jacobina, Bahia: Brazil. (Abs) Geocongress 86, Univ. of the Witwatersrand, p. 259-262.

Horscroft, F.D.; Molinari, L.; Barbosa, C.C., 1989, The Jacobina gold mine,.in: 13th Int. Geochem. Symp. Excursions, SBGq-CPRM/DNPM., p. 57-61.

Jolley, S.J., Freeman, S.R., Barnicoat, A.C., and others, 2004, Structural controls on Witwatersrand gold mineralization: Jour. Struct. Geol., v. 26, p. 1067-1086.

Karpeta, W.P, 1994, Sea level changes and placer formation: The application of sequence stratigraphy to heavy mineral concentrations in fluvial settings. (Abs) High Resolution Sequence Stratigraphy: Innovations and Applications Conference, University of Liverpool, p. 316-319.

Karpeta, W.P., Gendall, I.R., and King, J.A., 1991, Evidence for marine marginal and submarine canyon sedimentation in the Central Rand Group: Implications for the geometry of the Witwatersrand basin: (Abs) Precambrian Sedimentary Basins of Southern Africa Conference, Terra Abstracts, Suppl. 3, p. 16.

Karpeta, W.P., Searra, J., Spathelf, P., Duvel, C., Woods, S., and Brown, A., 2002, The sedimentology and structural setting of the banket on Tarkwa Gold Mine, Ghana: (Abs) 11th IAGOD Symposium, Windhoek, Namibia, p. 4.

Ledru, P., Milési, J.P., Johan, V., Sabaté, P., Maluski, H., 1997, Foreland basins and goldbearing conglomerates: a new model for the Jacobina basin, São Francisco province, Brazil: Precambrian Res. v. 86, p. 155-176.

Leo, G.W., Cox, D.P., Carvalho, J.P.P., 1964, Geologia da parte sul da Serra de Jacobina, Bahia, Brasil. Rio de Janeiro, DNPM/DGM. Boletim n. 209, 87 p. Mascarenhas, J.F., Conceição Filho, V.M., Griffon, J.C., 1992, Contribuição à geologia do Grupo Jacobina, região Jacobina/Pindobaçu, in: XXXVII Congresso Brasileiro de Geologia, SBG, Boletim de resumos expandidos, São Paulo, v. 2, p. 141-142.

Mascarenhas, J.F., and Silva, E.F.A., 1994, Greenstone belt de Mundo Novo: caracterização e implicações metalogenéticas e geotectônicas no Cráton do São Francisco. Salvador: CBPM. Série Arquivos Abertos, v. 5, 32 p.

Mascarenhas, J.F., Ledru, P., Souza, S.L. de, and others,1998, Geologia e recursos minerais do Grupo Jacobina e da parte sul do Greenstone belt de Mundo Novo. Salvador: CBPM. Série Arquivos Abertos, v. 13, 58 p.

Melo JR., G., 1993, Gênese da mineralização aurífera de Jacobina, Bahia: Uma hipóstese alternativa. Anais do II Simpósio do CSF. Salvador, p. 334-336.

Milesi, J.P., Ledru, P., Marcoux, E., Mougeot, R., Johan, V., Lerouge, C., Sabate, P., Bailly, L., Respaut, J.P. and Skipwith, P., 2002, The Jacobina Paleoproterozoic Gold-bearing Conglomerates, Bahia, Brazil; a “Hydrothermal shear-reservoir model”: Ore Geology Reviews 19 (2002), pp. 95-136.

Minter, W.E.L., 1975, Sedimentological aspects of the Serra Do Córrego Formation with particular reference to the Main Reef unit at Cus-Cuz and Morro do Vento near Jacobina, Bahia, Brazil: 11 p. (unpublished report by Anglo American).Minter, W.E.L, and Loen, J.S., 1991, Palaeocurrent dispersal patterns of Witwatersrand gold placers: Trans. Geol. Soc. S. Afr., v. 95, p. 70-85.

Molinari, L., 1982, Mineralizações auríferas em Jacobina, Bahia. I Simpósio de Ouro, Salvador, Bahia, Brasil.

Molinari, L., Gama, H.B., and Schettini, P., 1986, Estratigrafia do Grupo Jacobina, Min. Morro Velho, (unpublished report by Mineração Morro Velho).

Molinari, L., and Scarpelli, W., 1988, Depósito de ouro de Jacobina Bahia, in: Principais Depósitos Minerais do Brasil, Coordenadores C. Schobbenhaus & C.E.S. Coelho. Brasília, DNPM/CPRM, v. III, p. 463-478.

Oram, W.G., 1975, A Preliminary sedimentological study of the Serra do Córrego Formation at Jacobina, Brazil: 22 p. (unpublished Anglo report). Pacific Exchange Rate Service Website, 2003, http://pacific.commerce.ubc.ca/xr/

Pigois, J.P., Groves, D.I., Fletcher, N., McNaughton, N., and Snee, L.W., 2003, Constraints on the age of Birimian gold mineralization and source of the Tarkwaian palaeoplacers in Ghana: SHRIMP II U-Pb ages of detrital zircons and hydrothermal xenotime from the Tarkwa Damang gold district. Mineralium Deposita, v. 38, p. 695-714.

Pearson, W., Moura de Macedo, P, Rubio, A., Lorenzo Lorenzo, C, and Karpeta, P., 2005; Geology and Gold Mineralization of the Jacobina Mine and Bahia Gold Belt, Bahia, Brazil and a Comparison to Tarkwa and Witwatersrand; in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005, p. 757-785.

Pearson, W. and Tagliamonte, P., 2005a; An Updated Mineral Resource and Mineral Reserve Estimate and Results of the 2004 Exploration Program for the Jacobina and Bahia Gold Property, Bahia State, Brazil, 126p.

Pearson, W. and Tagliamonte, P., 2005b; An Updated Mineral Resource and Mineral Reserve Estimate and Results of the 2005 Exploration Program for the Jacobina and Bahia Gold Property, Bahia State, Brazil, 224p.

Reipas, K, 2003, Jacobina Production Rate Assessment, SRK Consulting, December 2003. Robb, L.J., and Meyer, F.M., 1995, The Witwatersrand basin, South Africa: geological framework and mineralization processes: Ore Geology Reviews, v. 10, p. 67-94.

Rodgers, K. R. and Hennessey, B. T., 1998; Review of the Gold Mining Operations of Jacobina Mineração e Comércio Ltda., Bahia State, Brazil. A technical report by Micon International Limited for William Resources Limited.

Rubio, A., Menchen, K. and Pearson, B., 2002, Summary Report, Geology and Exploration Potential, Jacobina Project, State of Bahia, Brazil: technical report for Desert Sun Mining Corp., August 30, 2002, 25p. filed on SEDAR as an appendix to Hennessey, (2002).

Rubio, A., Menchen, K. and Pearson, B., 2003, Summary Report, Phase I Exploration Program, Jacobina Project, State of Bahia, Brazil: technical report for Desert Sun Mining Corp., April 16, 2002, 27p., Filed on SEDAR as an appendix to Hennessey, (2002).

Sabaté, P., Marinho, M.M., Vidal, P.H., Caen-Vachette, M., 1990, The 2 Ga peralulminous magmatism of the Jacobina-Contendas-Mirante belts, Bahia, Brazil: geologic and isotopic constraints on the sources. Chem. Geol., 83, p. 325- 338.

Sabaté, P., Barbosa, J.S.F., Marinho, M.M., 1992, The São Francisco craton: a short outline. I.G.C.P. 280. The oldest Rocks on Earth, Review Article, Salvador, Brazil, p.1-6. Sestini, G., 1973, Sedimentology of a palaeoplacer: the gold-bearing Tarkwaian of Ghana, in: Amstutz, G.C., and Bernard, A.J., eds, Ores in Sediments, Springer Verlag, Berlin, p.275-305.

SNC Lavalin Engineers and Constructors Inc., 2003, Jacobina Gold Project, Jacobina, Bahia State, Brazil, Feasibility Report, September 2003 (Filed on SEDAR). Souza, S.L. de, Garrido, I.A. de A., Oliveira, N.S. de, Fróes, R.J.B., 2002, Projeto Greenstone Belt de Mundo Novo: Estudos Geológicos Regionais, SICM/CBPM, Salvador, 62 p.

Strogen, P., 1988, The structure and sedimentology of the Tarkwaian and its relevance to gold mining, exploration and development: (Abs) International Conference and workshop on the Geology of Ghana with Special Emphasis on Gold, Accra, Ghana, p.41

Strydom, P.M., and Minter, W.E.L., 1976, A Stratigraphic and sedimentological report of the Main Reef in the Itapicuru Prospect near Jacobina, Bahia, Brazil: 20 p. (unpublished Anglo report).

Tainton, S., 1994, A review of the Witwatersrand basin and trends in exploration: Proc. XVth CMMI Congress, v. 3, SAIMM, p 19-45.

Teixeira, J., de Souza, J., da Silva, M., Leite, C., Barbosa, J., Coelho, C., Abram, M., Filho, V., and Iyer, S., 2001, Gold Mineralization in the Serra de Jacobina region, Bahia Brazil: Tectonic Framework and Metallogenesis, Mineralium Deposita (2001) 36, pp.332-344.

Teixeira, J.B.G., Souza, J.A.B., Silva, M. da G. da, and others, 1999, Metalogênese dos depósitos auríferos na Região Central da Serra de Jacobina, Bahia: Rel. Téc. preparado para a William Resources Inc., Salvador, 39 p.

Topitsch, W.M., 1993, Geoquímica e petrologia dos ultramafitos e mafitos da Serra de Jacobina/Bahia: Komatiítos, basaltos de alto Mg e toleítos numa bacia oceânica intracontinental, in: II Simpósio sobre o Cráton do São Francisco, Salvador, SBG, SGM, Anais, p. 109-111.

Tunks, A.J., Selley, D., Rogers, J.R., and Brabham, G., 2004, Vein mineralization at the Damang Gold Mine, Ghana: Controls on mineralization: Jour. Struct. Geol., v. 26, p.1257-1273.

Winter, H. de la Rey, 1987, A cratonic foreland basin model for the Witwatersrand basin development in a continental back-arc plate tectonic setting: S. Afr. Jour. Geol., v. 90, p. 409-427.

18.                               QUALIFIED PERSON CERTIFICATES

As an author of the Technical Report entitled “Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and Joao Belo Deposits, Jacobina Mine, Bahia State, Brazil” dated March 2008, on the Jacobina property of Yamana Gold Inc (the “Report”), I hereby state:-

1.                                       My name is Dr Marcelo Godoy and my title is Senior Ore Reserves Analyst, with the firm of Golder Associates. I am currently employed by Golder Associates S.A., of Av. 11 de Septiembre 2353 piso 2, Providencia, Santiago, Chile. My residential address is Vicente Perez Rosales 1871-G La Reina, Santiago, Chile.

2.             I am a practising Mining Engineer and Geostatistician and a Member in good standing of the Australasian Institute of Mining and Metallurgy (MAusIMM), the Society for Mining Metallurgy and Exploration (SME) and the International Association of Mathematical Geology.

3.                                       My formal education qualifications include PhD from the University of Queensland, Australia (2002), Master of Engineering, Federal University of Porto Alegre, Brazil and BSc (Bachelor of Science) in Mining Engineering, University of Porto Alegre (1995).

4.                                       I have practiced my profession continuously since 1995 and have been involved with the estimation of gold deposits for the last 11 years.

5.                                       I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.                                       I have personally visited the Jacobina Mining Complex from 22 to 24 January 2008.

7.             I have prepared the Mineral Resource Estimation section of the Report and supervised the preparation of the Mineral Reserves Section. I am responsible for all sections of this Report, as I am the principal author.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9.                                       I am independent of Yamana Gold Inc pursuant to section 1.4 of the Instrument.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.           I do not have nor do I expect to receive a direct or indirect interest in the Jacobina property of Yamana Gold Inc, and I do not beneficially own, directly or indirectly, any securities of Yamana Gold Inc or any associate or affiliate of such company.

Dated this 12th Day of March, 2008.

Yours faithfully

GOLDER ASSOCIATES S.A.

[signed]

Dr. Marcelo Godoy

MAusIMM, SME, IAMG.

Senior Ore Reserves Analyst

As an author of the Technical Report entitled “Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and Joao Belo Deposits, Jacobina Mine, Bahia State, Brazil” dated March 2008, on the Jacobina property of Yamana Gold Inc (the “Report”), I hereby state:-

1.                                       My name is Juan Pablo Gonzalez and my title is Senior Mining Engineer, with the firm of Golder Associates. I am currently employed by Golder Associates S.A., of Av. 11 de Septiembre 2353 piso 2, Providencia, Santiago, Chile. My residential address is Av. Camino El Magnolio 5607, Peñalolen, Santiago, Chile.

2.                                       I am a practising Mining Engineer and a Member in good standing of the Australasian Institute of Mining and Metallurgy (MAusIMM) and the Chilean Institute of Mining Engineering (IIMCH).

3.                                       My formal education qualifications include MBA (Master of Business and Administration), Universidad Diego Portales, (2002) Chile and BSc (Bachelor of Science) in Mining Engineering, Universidad de Santiago de Chile, (1992).

4.                                       I have practiced my profession continuously since 1992.

5.                                       I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.                                       I have personally visited the Jacobina Property in July, September and December 2007.

7.                                       I have prepared the Mineral Reserves section of the Report.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9.                                       I am independent of Yamana Gold Inc pursuant to section 1.4 of the Instrument.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.           I do not have nor do I expect to receive a direct or indirect interest in the Jacobina property of Yamana Gold Inc, and I do not beneficially own, directly or indirectly, any securities of Yamana Gold Inc or any associate or affiliate of such company.

Dated this 12th Day of March, 2008.

Yours faithfully

GOLDER ASSOCIATES S.A.

[signed]

Juan Pablo Gonzalez

MAusIMM, IIMCH

Senior Mining Engineer